Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

MICROFLUIDICS INTERNATIONAL CORPORATION

at

$1.35 Net Per Share

by

NANO MERGER SUB, INC.

a wholly-owned subsidiary of

IDEX CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 24, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 10, 2011 (the “Merger Agreement”), by and among IDEX Corporation, a Delaware corporation (“IDEX”), Nano Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of IDEX (the “Purchaser”), and Microfluidics International Corporation, a Delaware corporation (“Microfluidics”).

The board of directors of Microfluidics has unanimously determined that the Offer and the Merger (each as defined herein) are fair to and in the best interests of Microfluidics’ stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, and recommended that holders of Shares (as defined below) accept the Offer and tender their Shares in the Offer.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of shares of Microfluidics’ common stock, par value $0.01 per share (the “Shares”), that, together with the Shares owned of record by IDEX or the Purchaser or with respect to which IDEX or the Purchaser has sole voting power, if any, represents at least a majority of the Shares outstanding and no less than a majority of the voting power of the outstanding shares of capital stock of Microfluidics entitled to vote in the election of directors or upon the adoption of the Merger Agreement, in each case determined after giving effect to the deemed vesting and exercise in full of all outstanding options to acquire Shares (the “Minimum Condition”). The Offer is also subject to the satisfaction, or waiver by IDEX and the Purchaser, of certain other conditions set forth in this Offer to Purchase, including, among other conditions, the absence of any material adverse effect on Microfluidics having occurred since January 10, 2011. See Section 14 — “Conditions of the Offer.”

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary at the address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

JANUARY 25, 2011

IMPORTANT

Stockholders desiring to tender Shares must:

1. For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2. For Shares that are registered in the stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to Registrar and Transfer Company, the depositary for the Offer (the “Depositary”), at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3. For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder.

i

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, of Microfluidics International Corporation
Price Offered Per Share:	$1.35 net to you in cash, without interest
Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Thursday, February 24, 2011, unless extended
The Purchaser:	Nano Merger Sub, Inc., a wholly-owned subsidiary of IDEX
Microfluidics Board Recommendation:	Microfluidics’ board of directors has unanimously recommended that you accept the Offer and tender your Shares

The following are some of the questions you, as a stockholder of Microfluidics, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to the Purchaser.

Who is offering to buy my Shares?

Our name is Nano Merger Sub, Inc. We are a Delaware corporation and a wholly-owned subsidiary of IDEX Corporation. We were formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning IDEX and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Microfluidics. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $1.35, net to you in cash, without interest, for each Share tendered and accepted for payment in the Offer. The $1.35 per Share cash purchase price represents a premium of approximately 69% over Microfluidics’ volume-weighted average Share price during the 30 trading days ended January 10, 2011, the last trading day prior to the announcement of the execution of the Merger Agreement, and an approximately 75% premium over Microfluidics’ volume-weighted average Share price during the 90 trading days ended January 10, 2011.

Can the offer price for my Shares decrease?

While we do not presently expect to reduce the $1.35 per Share cash purchase price, we have the ability to do so if the aggregate amount of Microfluidics’ expenses related to the transactions contemplated by the Merger Agreement and the other payments described in the Merger Agreement exceeds or is expected to exceed $2,750,000. In the event that we decrease the offer price, you will be provided with notice of such change and the Offer will, if necessary, be extended, in each case in accordance with the laws and rules applicable to tender offers; the Offer will remain open no less than 10 business days after the date such change is first published, sent or given to stockholders, and stockholders may withdraw their Shares from the Offer during such period. See Section 4 — “Withdrawal Rights.”

What does the board of directors of Microfluidics think of the Offer?

The Offer is being made pursuant to the Merger Agreement with Microfluidics. Microfluidics’ board of directors has unanimously: (i) determined that each of the transactions contemplated in the Merger Agreement, including the Offer and the merger of the Purchaser with and into Microfluidics (the “Merger”), is fair to and in the best interests of Microfluidics and its stockholders; (ii) approved and declared advisable the Merger Agreement and the Offer; and (iii) recommended that you accept the Offer and tender your Shares in the

Offer. See the “Introduction” to this Offer to Purchase and Section 11 — “Background of the Offer; Past Contacts, Negotiations and Transactions.”

Did the board of directors of Microfluidics receive an opinion as to the fairness, from a financial point of view, of the offer price?

Yes, America’s Growth Capital, LLC, financial advisor to Microfluidics, delivered its opinion to Microfluidics’ board of directors that, as of January 10, 2011 and based upon and subject to the factors, assumptions, procedures, qualifications and limitations set forth in its opinion, the $1.35 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. See the “Introduction” to this Offer to Purchase.

Have any of Microfluidics’ stockholders agreed to tender their Shares?

Yes. Irwin J. Gruverman, Marjorie Gruverman, Michael C. Ferrara, Peter F. Byczko, William J. Conroy, George Uveges, Leo Pierre Roy, Eric G. Walters, Henry Kay and Stephen J. Robinson have each entered into a tender and support agreement with IDEX and the Purchaser, which provides, among other things, that such stockholder will irrevocably tender his or her Shares in the Offer. Such stockholder may only withdraw his or her Shares from the Offer if his or her tender and support agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated; provided, however, that in certain circumstances where the Merger Agreement is terminated and at such time an Acquisition Proposal (as defined in Section 13 — “The Merger Agreement; Other Agreements”) has been publicly announced or otherwise communicated to Microfluidics, certain provisions contained in such tender and support agreement will remain in effect for six months following the termination of the Merger Agreement. The Shares subject to the tender and support agreements represent approximately 17% of the outstanding Shares, as of January 25, 2011. See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement; Other Agreements.”

Are there any compensation arrangements between IDEX and Microfluidics’ executive officers or other employees?

IDEX has not entered into and has not agreed to enter into any employment compensation, severance or other employee benefits arrangements with Microfluidics’ executive officers or other employees. The existing employment agreements between Microfluidics and certain of its employees will remain in effect following the consummation of the transactions contemplated by the Merger Agreement. See Section 13 — “The Merger Agreements; Other Agreements.”

What is the market value of my Shares as of a recent date?

On January 10, 2011, the last trading day before we announced the execution of the Merger Agreement, the closing price of Microfluidics’ common stock reported on the Over-the-Counter Bulletin Board was $0.85 per Share. On January 24, 2011, the last business day before commencement of the Offer, the closing price of Microfluidics’ common stock reported on the Over-the-Counter Bulletin Board was $1.33 per Share. We advise you to obtain a recent quotation for Microfluidics’ common stock in deciding whether to tender your Shares. See Section 6 — “Price Range of the Shares; Dividends on the Shares.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We have arranged for sufficient funds, including the receipt of funds from IDEX, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the completion of the Offer. The Offer is not subject to any financing condition. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. We have arranged for sufficient funds, including the receipt of funds from IDEX, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the completion of the Offer. See Section 10 — “Source and Amount of Funds.”

What is happening to the convertible debenture and warrant issued to GSP?

In connection with the Merger, Global Strategic Partners, LLC (“GSP”), a wholly-owned subsidiary of Abraxis BioScience, LLC, a Delaware limited liability company (“Abraxis”), which itself is a wholly-owned subsidiary of Celgene Corporation, a Delaware corporation, has agreed, subject to the same conditions as the Offer and pursuant to the Agreement Concerning Debenture, dated as of January 10, 2011 (the “Agreement Concerning Debenture”), by and among IDEX, the Purchaser, GSP, Abraxis and American Stock Transfer and Trust Company, LLC to (i) sell to IDEX the Microfluidics $5,000,000 debenture previously issued to GSP (which is convertible for Shares representing, after giving effect to such conversion, approximately 28% of the outstanding Shares, as of January 25, 2011) for a purchase price of $4,188,752 (assuming the Offer expires on February 24, 2011) and (ii) cancel all outstanding warrants to purchase Microfluidics common stock held by GSP without any consideration therefor. See Section 13 — “The Merger Agreement; Other Agreements.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not properly withdrawn before the expiration of the Offer a number of Shares that, when counted together with the Shares owned of record by IDEX or the Purchaser or with respect to which IDEX or the Purchaser has sole voting power, if any, represents at least a majority of the Shares outstanding, and not less than a majority of the voting power of the outstanding shares of capital stock of Microfluidics entitled to vote in the election of directors or upon the adoption of the Merger Agreement, in each case determined after giving effect to the deemed vesting and exercise in full of all outstanding options to acquire Shares. We refer to this condition as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase any Shares that are validly tendered in the Offer unless, among other things:

•	there are no lawsuits, actions or proceedings pending or threatened by any governmental entity seeking to, among other things, challenge the purchase of Shares in the Offer, restrain, prohibit or impose material limitations on the Offer or the Merger, impose material limitations on the ownership or operation of Microfluidics’ business or assets, or that otherwise would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Microfluidics;

•	the representations and warranties of Microfluidics in the Merger Agreement are true and correct in all material respects, or in some cases in all respects, as of the date of the Merger Agreement and the expiration of the Offer;

•	the covenants contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer are performed in all material respects or waived;

•	no facts, changes, events, developments or circumstances have occurred or become known which are continuing and have had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Microfluidics;

•	the Agreement Concerning Debenture remains in full force and effect; and

•	the Merger Agreement has not been terminated in accordance with its terms.

The Offer is also subject to a number of other conditions. See Section 14 — “Conditions of the Offer.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until 12:00 midnight, New York City time, on Thursday, February 24, 2011, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” and Section 3 — “Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If on or prior to Thursday, February 24, 2011, any of the conditions to the Offer have not been satisfied or waived, other than the satisfaction of the Minimum Condition, we have agreed to extend the Offer to permit the satisfaction of the conditions. However, we are not required to extend the Offer beyond March 18, 2011. See Section 1 — “Terms of the Offer” for additional information about our obligations to extend the Offer.

Will you provide a subsequent offering period?

We may, in our discretion, elect to provide one or more subsequent offering periods in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended, following our acceptance for payment of Shares in the Offer. The subsequent offering periods may be between three and 20 business days in the aggregate.

Although we reserve our right to provide one or more subsequent offering periods, we do not currently intend to provide a subsequent offering period. We are not required to provide a subsequent offering period. During any subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $1.35 per Share, net to you in cash, without interest. See Section 1 — “Terms of the Offer” and Section 13 — “The Merger Agreement; Other Agreements.”

How will I be notified if the Offer is extended or a subsequent offering period is provided?

If we extend the Offer or provide a subsequent offering period, we will inform Registrar and Transfer Company, the depositary for the Offer, and notify Microfluidics’ stockholders by making a public announcement of an extension or a subsequent offering period, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Registrar and Transfer Company, the depositary for the Offer, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the depositary. If you cannot deliver a required item to the depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three trading days. However, the depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3 — “Procedure for Tendering Shares.”

Can holders of vested stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. Each unexpired option not so exercised and tendered will, at the time we accept for payment the Shares tendered in the Offer, be cancelled and, in exchange for such option, the former holder of such cancelled option will be entitled to receive a cash payment equal to the total number of Shares previously subject to such option multiplied by the amount, if any, by which the per share price paid in the Offer exceeds the exercise price per share of such option. See Section 3 — “Procedure for Tendering Shares” and Section 13 — “The Merger Agreement; Other Agreements.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to Registrar and Transfer Company, the depositary for the Offer, while you still have the right to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by March 26, 2011, you may withdraw them at any time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Microfluidics continue as a public company?

If we purchase all of the Shares tendered in the Offer, we expect there may be few remaining stockholders and publicly-held Shares, and Microfluidics may cease making filings with the Securities and Exchange Commission (the “SEC”) or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. If the Shares are deregistered under the Exchange Act, they will no longer be eligible to be quoted on the Over-the-Counter Bulletin Board or listed on any other market or securities exchange, in which event there may not be a public trading market for the Shares. After completion of the Merger that is expected to follow the Offer, IDEX will own all of the outstanding capital stock of Microfluidics, and Microfluidics’ common stock will no longer be publicly owned. See Section 7 — “Effect of the Offer on the Market for the Shares; Over-the-Counter Bulletin Board Quotation; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If we accept for payment and pay for Shares in the Offer, we are required to merge the Purchaser with and into Microfluidics, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and Microfluidics’ restated certificate of incorporation, as amended, and bylaws, and a vote of Microfluidics’ stockholders, if a vote is required. Microfluidics will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of IDEX. In the Merger, Microfluidics’ stockholders who did not tender their Shares will receive $1.35 per share in cash (or any different price per Share that is paid in the Offer) in exchange for their Shares in the Merger, without interest. If we acquire at least 90% of the issued and outstanding Shares in the Offer, including in any “subsequent offering period” or, after completion of the Offer, upon exercise of the top-up option or through other means, such as open market purchases, we expect to effect the Merger without convening a meeting of Microfluidics’ stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the Delaware General Corporation Law, if those rights are perfected. See the “Introduction” to this Offer to Purchase.

What is the top-up option and when could it be exercised?

If we do not acquire at least 90% of the issued and outstanding Shares in the Offer, we have the option, subject to limitations, to purchase from Microfluidics additional Shares sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the top-up option. The purpose of the top-up option is to permit us to complete the Merger without convening a meeting of Microfluidics’ stockholders under the “short form” merger provisions of Delaware law. We expect to exercise the top-up option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. The aggregate par value for the Shares issued upon the exercise of the top-up option will be paid in cash and the remainder of the exercise price for the top-up option will be paid by delivery of a secured promissory note, bearing simple interest at 9% per annum, and due and payable within one year after the purchase of Shares pursuant to the top-up option. Microfluidics’ stockholders who dissent from the Merger (including the “short form” merger) and who properly exercise their appraisal rights under Delaware law (which are described below in Section 12 — “Purpose of the Offer; Plans for Microfluidics; Other Matters”) will be entitled to a judicial determination of the fair value of their Shares determined without regard to any exercise of the top-up option, any issuance of Shares pursuant to the top-up option or any delivery by us of the secured promissory note to Microfluidics in payment for such Shares. See Section 13 — “The Merger Agreement; Other Agreements” for a more detailed description of the top-up option.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law.

If the Merger does not close immediately after the Offer closes, our purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither IDEX nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than $1.35 per Share. See the “Introduction” to this Offer to Purchase and Section 7 — “Effect of the Offer on the Market for Shares; Over-the-Counter Bulletin Board Quotation; Exchange Act Registration; Margin Regulations.”

Who can I talk to if I have questions about tendering my Shares in the Offer?

You may call Registrar and Transfer Company, the depositary for the Offer, at 1-800-368-5948 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact the depositary.

To the Holders of Microfluidics Common Stock:

INTRODUCTION

Nano Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of IDEX Corporation, a Delaware corporation (“IDEX”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share (collectively, the “Shares” and each, a “Share”), of Microfluidics International Corporation, a Delaware corporation (“Microfluidics”), at a price of $1.35 per Share, net to the seller in cash, without interest (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 10, 2011 (the “Merger Agreement”), by and among IDEX, the Purchaser and Microfluidics. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of Microfluidics’ stockholders, the Purchaser will be merged with and into Microfluidics, with Microfluidics surviving the Merger as a wholly-owned subsidiary of IDEX (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by IDEX, the Purchaser or their subsidiaries or affiliates, or Microfluidics or by its stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest.

The board of directors of Microfluidics has unanimously: (i) determined that each of the transactions contemplated in the Merger Agreement, including the Offer and the Merger, is fair to and in the best interests of Microfluidics and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that you accept the Offer and tender your Shares in the Offer and adopt the Merger Agreement, if adoption by Microfluidics’ stockholders is required by applicable law.

The $1.35 Offer Price represents a premium of approximately 69% over Microfluidics’ volume-weighted average Share price during the 30 trading days ending January 10, 2011, the last trading day prior to the announcement of the execution of the Merger Agreement, and an approximately 75% premium over Microfluidics’ volume-weighted average Share price during the 90 trading days ending January 10, 2011.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares owned of record by IDEX or the Purchaser or with respect to which IDEX or the Purchaser has sole voting power, if any, represents at least a majority of the Shares outstanding and no less than a majority of the voting power of the outstanding shares of capital stock of Microfluidics entitled to vote in the election of directors or upon the adoption of the Merger Agreement, in each case determined after giving effect to the deemed vesting and exercise in full of all outstanding options to acquire Shares. The Offer is also subject to the satisfaction of other conditions, including (i) there being no lawsuits, actions or proceedings by any governmental entity pending or threatened in writing seeking to, among other things, challenge the purchase of Shares in the Offer, prohibit or impose material limitations on the Offer, prohibit or impose material limitations on the ownership or operation of IDEX’s or Microfluidics’ business or assets, compel IDEX or Microfluidics to divest, dispose of, license or hold separate a portion of their business or assets, or that otherwise would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 13 — “The Merger Agreement; Other Agreements”), (ii) the representations and warranties of Microfluidics in the Merger Agreement being true and correct in all material respects (or, in some cases, in all respects) as of the date of the Merger Agreement and the Expiration Date (as defined in Section 1 — “Terms of the Offer”), (iii) the covenants contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer are performed in all material respects or waived, (iv) there being no facts, changes, events, developments or circumstances that have occurred, arisen or come into existence or become known which are continuing and have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (v) the Agreement

Concerning Debenture (as defined below) remaining in full force and effect and (vi) the satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14 — “Conditions of the Offer.”

Microfluidics has informed the Purchaser that, as of January 10, 2011, (i) 10,426,647 Shares were issued and outstanding, (ii) 1,685,190 Shares were reserved for issuance under Microfluidics’ incentive plans, of which 1,672,404 shares were subject to outstanding Microfluidics stock options. Based upon the foregoing, as of January 10, 2011, the Minimum Condition would be satisfied if 6,049,527 Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment and pays for the Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of Microfluidics’ board of directors. See Section 12 — “Purpose of the Offer; Plans for Microfluidics; Other Matters” and Section 13 — “The Merger Agreement; Other Agreements.”

Irwin J. Gruverman, Marjorie Gruverman, Michael C. Ferrara, Peter F. Byczko, William J. Conroy, George Uveges, Leo Pierre Roy, Eric G. Walters, Henry Kay, and Stephen J. Robinson have each entered into a tender and support agreement with IDEX and the Purchaser, dated January 10, 2011, and in the case of Mrs. Gruverman, January 12, 2011, which requires, among other things, such stockholder to irrevocably tender his or her Shares in the Offer. Such stockholder may only withdraw his or her Shares from the Offer if his or her tender and support agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated; provided, however, that in certain circumstances where the Merger Agreement is terminated and at such time an Acquisition Proposal (as defined in Section 13 — “The Merger Agreement; Other Agreements”) has been publicly announced or otherwise communicated to Microfluidics, certain provisions contained in such tender and support agreement will remain in effect for six months following the termination of the Merger Agreement. Each tender and support agreement also requires that the stockholder party thereto irrevocably tender any Shares acquired after the date thereof, including upon the exercise of options to acquire Shares or otherwise. The stockholders that have entered into the tender and support agreements own, in the aggregate, without giving effect to the exercise of any options held by any of such stockholders, 1,816,916 Shares, representing approximately 17% of the outstanding Shares, as of January 25, 2011. See Section 13 — “The Merger Agreement; Other Agreements.”

America’s Growth Capital, LLC (“AGC”), financial advisor to Microfluidics, delivered its opinion to Microfluidics’ board of directors that, as of January 10, 2011 and based upon and subject to the factors, assumptions, procedures, qualifications and limitations set forth in its opinion, the $1.35 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. AGC provided its opinion for the information and assistance of Microfluidics’ board of directors in connection with its consideration of the Offer and the Merger. A copy of AGC’s written opinion along with a summary thereof, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, together with a summary of the material financial analyses utilized by AGC in connection with providing its opinion, is included in, or as an Annex to, Microfluidics’ Solicitation/Recommendation Statement on Schedule 14D-9, filed in connection with the Offer and that is being mailed to Microfluidics’ stockholders concurrently herewith. The AGC opinion is not a recommendation as to whether any holder of Shares should tender Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. AGC’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to AGC as of, January 10, 2011. In addition, subsequent developments may affect AGC’s opinion and AGC does not have any obligation to update, revise or reaffirm its opinion. Pursuant to an engagement letter between Microfluidics and AGC, Microfluidics has agreed to pay AGC customary compensation for its services, consisting of a retainer, fee(s) paid upon delivery of AGC’s opinion, and a transaction fee based upon the aggregate consideration payable in the transaction, which transaction fee is contingent upon consummation of the Offer.

Completion of the Merger is subject to certain conditions, including the approval of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law. If IDEX, the Purchaser and their subsidiaries and affiliates hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any “subsequent offering period,” the Purchaser is required to merge with and into Microfluidics under the “short-form” merger provisions of the General Corporation Law of Delaware (the “DGCL”) without prior notice to, or any action by, any other stockholder of Microfluidics. See Section 12 — “Purpose of the Offer; Plans for Microfluidics; Other Matters.” Under the Merger

Agreement, if we do not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the DGCL, we have the option, subject to limitations, to purchase from Microfluidics additional Shares at a price per Share equal to the Offer Price sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the option. We refer to this option as the “Top-Up Option.” The aggregate par value for the Shares issued upon the exercise of the Top-Up Option is to be paid in cash and the remainder of the exercise price for the Top-Up Option is to be paid by delivery of a secured promissory note, bearing simple interest at 9% per annum, made by the Purchaser and due and payable within one year after the purchase of Shares pursuant to the Top-Up Option. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. We could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if IDEX, the Purchaser and their subsidiaries and affiliates acquire, in the aggregate, at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, we will effect the Merger under the “short-form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12 — “Purpose of the Offer; Plans for Microfluidics; Other Matters.” The Merger Agreement is described in Section 13 — “The Merger Agreement; Other Agreements.”

IDEX has not entered into and has not agreed to enter into any employment compensation, severance or other employee benefits arrangements with Microfluidics’ executive officers or other employees. The existing employment arrangements between Microfluidics and certain of its employees will remain in effect following the consummation of the transactions contemplated by the Merger Agreement. See Section 13 — “The Merger Agreement; Other Agreements.”

The material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5 — “Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5 — “Material U.S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options. Each unexpired option not so exercised and tendered will, at the time the Purchaser accepts for payment the Shares tendered in the Offer, be cancelled and, in exchange for such option, the former holder of such cancelled option will be entitled to receive a cash payment equal to the total number of Shares previously subject to such option multiplied by the amount, if any, by which the Offer Price exceeds the exercise price per share of such option.

In connection with the Merger, Global Strategic Partners, LLC (“GSP”), a wholly-owned subsidiary of Abraxis BioScience, LLC, a Delaware limited liability company (“Abraxis”), has agreed, subject to the same conditions as the Offer and pursuant to the Agreement Concerning Debenture, dated as of January 10, 2011 (the “Agreement Concerning Debenture”), by and among IDEX, the Purchaser, GSP, Abraxis and American Stock Transfer and Trust Company, LLC to (i) sell to IDEX the Microfluidics $5,000,000 debenture previously issued to GSP (which is convertible for Shares representing, after giving effect to such conversion, approximately 28% of the outstanding Shares, as of January 25, 2011) for a purchase price of $4,188,752 (assuming the Expiration Date is February 24, 2011) and (ii) cancel all outstanding warrants to purchase Microfluidics common stock held by GSP without any consideration therefor. See Section 13 — “The Merger Agreement; Other Agreements.”

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Registrar and Transfer Company, which is acting as the depositary for the Offer (the “Depositary”). See Section 16 — “Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $1.35 per Share, net to the seller in cash, without interest, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, February 24, 2011, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may, without Microfluidics’ consent, extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer:

•	to the extent required by applicable law or applicable rules, regulations, interpretations or positions of the SEC;

•	for one or more periods of up to 20 business days each until March 18, 2011, if at the Expiration Date any of the conditions to the Offer, other than the Minimum Condition, have not been satisfied or waived by IDEX and the Purchaser;

•	at Microfluidics’ request for a period of up to 10 business days, so long as no Acquisition Proposal has been publicly disclosed or communicated to Microfluidics; and

•	at Microfluidics’ request for a period of three business days, if by the Expiration Date, Microfluidics failed to perform or comply with any agreement or covenant contained in the Merger Agreement and did not have at least three business days notice to correct such failure, so long as no Acquisition Proposal has been publicly disclosed or communicated to Microfluidics.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if IDEX, the Purchaser and their subsidiaries and affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares to permit the Purchaser to complete the Merger under the “short-form” merger provisions of the DGCL, then the Purchaser is permitted to provide one or more subsequent offering periods of at least three but no more than 20 business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

A Subsequent Offering Period would be an additional period of time following the Expiration Date during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. The Purchaser is not required to provide a Subsequent Offering Period. During a Subsequent Offering Period, if any, we will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. Additionally, during a Subsequent Offering Period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal. Stockholders will not be permitted to tender Shares by means of guaranteed delivery during a Subsequent Offering Period. We cannot provide a Subsequent Offering Period unless we announce the results of the Offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin a Subsequent Offering Period. Although the Purchaser reserves its right to provide a Subsequent Offering Period, the Purchaser does not currently intend to do so.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares owned of record by IDEX or the Purchaser or with respect to which IDEX or the Purchaser has sole voting power, if any, represents at least a majority of the Shares outstanding and no less than a majority of the voting power of the outstanding shares of capital stock of Microfluidics entitled to vote in the election of directors or upon the adoption of the Merger Agreement, in each case determined after giving effect to the deemed vesting and exercise in full of all outstanding options to acquire Shares. The Offer is also subject to the satisfaction of other conditions, including (i) the absence of any Company Material Adverse Effect having occurred since January 10, 2011, (ii) the Agreement Concerning Debenture remaining in full force and effect, and (iii) the satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14 — “Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Microfluidics, we may not:

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer;

•	impose conditions to the Offer other than or in addition to the conditions described in Section 14 — “Conditions of the Offer”;

•	amend or waive the Minimum Condition;

•	amend any of the conditions to the Offer described in Section 14 — “Conditions of the Offer”;

•	extend the expiration of the Offer other than in accordance with the Merger Agreement; or

•	decrease the Offer Price other than in accordance with the following sentence.

Notwithstanding the foregoing, if the aggregate amount of Microfluidics’ expenses related to the transactions contemplated by the Merger Agreement and the other payments described in the Merger Agreement exceeds or is expected to exceed $2,750,000 (“Microfluidics’ Expenses”), the Purchaser may decrease the Offer Price in accordance with the terms of the Merger Agreement. In the event that the Purchaser decreases the Offer Price, Microfluidics’ stockholders will be provided with notice of such change and the Offer will, if necessary, be extended, in each case in accordance with the laws and rules applicable to tender offers; the Offer will remain open no less than 10 business days after the date such change is first published, sent or given to stockholders, and stockholders may withdraw their Shares from the Offer during such period.

Subject to the Purchaser’s obligation to extend the Offer as described above, if by 12:00 midnight, New York City time, on Thursday, February 24, 2011 (or any other time or date subsequently set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules, regulations, interpretations or positions of the SEC:

•	terminate the Offer, not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•	waive any of the unsatisfied conditions of the Offer and, subject to complying with the rules, regulations, interpretations or positions of the SEC applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•	extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend or make modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release via Business Wire.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will file an amendment to the Tender Offer Statement filed with the SEC on Schedule TO with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such change. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Microfluidics has agreed to provide the Purchaser with Microfluidics’ stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1 — “Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights.” If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. See Section 1 — “Terms of the Offer.” For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1 — “Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3 — “Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3 — “Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn, as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3 — “Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4 — “Withdrawal Rights.”

The Purchaser reserves the right to transfer or assign to IDEX and/or one or more direct or indirect subsidiaries of IDEX any of its rights under the Merger Agreement, including the right to purchase Shares tendered in the Offer, but any transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.	Procedure for Tendering Shares

Valid Tender.  A stockholder must follow one of the following procedures to validly tender Shares in the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

•	for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “— Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “— Guaranteed Delivery” before the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “— Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period and no guaranteed delivery procedure will be available during a Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal:

•	if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the New York Stock Exchange.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser. During the Subsequent Offering Period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal — stockholders will not be permitted to tender Shares by means of guaranteed delivery during a Subsequent Offering Period.

Other Requirements.  Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•	a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy.  By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and Microfluidics’ restated certificate of incorporation, as amended, and bylaws, any other annual, special or adjourned meeting of Microfluidics’ stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Microfluidics’ stockholders.

Options.  The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such options that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section. Holders of options should consult their tax advisors for advice regarding the potential tax consequences of such exercises of options to purchase Shares. Each unexpired option not so exercised and tendered will, at the time we accept for payment the Shares tendered in the Offer, be cancelled and, in exchange for such option, the former holder of such cancelled option will be entitled to receive a cash payment equal to the total number of Shares previously subject to such option multiplied by the amount, if any, by which the per Share price paid in the Offer exceeds the exercise price per Share of such option.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, IDEX, the Depositary, Microfluidics or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding.  To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. holder should complete and return the Form W-9, included in the Letter of Transmittal, to certify that the U.S. holder is not subject to backup withholding. Tendering non-U.S. holders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov, to certify that it is not a U.S. holder. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5 — “Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement.  The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after March 26, 2011, which is the 60th day after the date of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3 — “Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 — “Procedure for Tendering Shares” at any time before the Expiration Date.

No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, IDEX, the Depositary, Microfluidics or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences of the Offer and the Merger to stockholders of Microfluidics whose Shares are tendered and accepted for payment pursuant to the Offer or converted into the right to receive cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this Offer to Purchase. All of the foregoing are subject to change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” regulated investment companies, real estate investment trusts, corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities, currencies, or notional principal contracts, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, U.S. holders (as defined below) that have a “functional currency” other than the U.S. dollar, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion does not address the U.S. federal income tax consequence to holders of Shares who acquired their Shares through the exercise of employee stock options or under stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the DGCL. This discussion also does not address the consequences to persons who hold Shares which constitute “qualified small business stock” for purposes of Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code. Such holders should consult their tax advisors regarding the consequences of the Offer and Merger and the rules regarding rollover of gain from qualified small business stock under Section 1045 of the Code.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a “U.S. holder” is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

A “non-U.S. holder” is any beneficial owner of Shares who is neither a partnership nor a U.S. holder for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

U.S. Holders

Effect of the Offer and the Merger.  The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding.  Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such holder is not subject to backup withholding. Certain holders generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger.  A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the non-U.S. holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are satisfied;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or, under an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	Microfluidics is or has been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Shares or the period that the non-U.S. holder held Shares.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% branch profits tax (unless reduced by an applicable tax treaty). Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

With respect to the third bullet point, in general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In this regard, Microfluidics has represented in the Merger Agreement that it has not been a USRPHC during the relevant statutory period ending on the date thereof. However, we have not independently verified that Microfluidics has not been a USRPHC during the relevant period. If the Shares are treated as being regularly traded on an established securities market (within the meaning of applicable Treasury regulations), in the event Microfluidics constitutes a USRPHC, the Shares will be treated as U.S. real property interests only with respect to a non-U.S. holder that owns (actually or constructively) more than five percent of the Shares. Non-U.S. holders owning (actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger.

Information Reporting and Backup Withholding.  Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary with the applicable and properly executed IRS Form W-8 certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are principally quoted the Over-the-Counter Bulletin Board under the symbol “MFLU.” The following table sets forth, for each of the periods indicated, the high and low closing prices for the Shares on the Over-the-Counter Bulletin Board, based on published financial sources.

	High	Low

Fiscal Year Ended December 31, 2008
First Quarter	$1.29	$1.00
Second Quarter	$1.21	$1.00
Third Quarter	$1.19	$0.64
Fourth Quarter	$0.85	$0.35
Fiscal Year Ended December 31, 2009
First Quarter	$0.57	$0.20
Second Quarter	$0.57	$0.25
Third Quarter	$0.90	$0.40
Fourth Quarter	$1.06	$0.60
Fiscal Year Ending December 31, 2010
First Quarter	$1.20	$0.85
Second Quarter	$1.01	$0.66
Third Quarter	$0.90	$0.67
Fourth Quarter	$0.92	$0.70
Fiscal Year Ending December 31, 2011
First Quarter (through January 24, 2011)	$1.34	$0.85

On January 10, 2011, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on the Over-the-Counter Bulletin Board was $0.85 per share. On January 24, 2011, the last business day before the commencement of the Offer, the closing price reported on the Over-the-Counter Bulletin Board was $1.33 per share. Stockholders are urged to obtain a current market quotation for the Shares.

The Purchaser has been advised that Microfluidics has not declared or paid any dividends on any of its capital stock over the past two years. The Merger Agreement provides that, without IDEX’s prior written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the effective time of the Merger, Microfluidics may not declare, set aside or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to its capital stock. Microfluidics is not expected to declare or pay cash dividends after completion of the Offer.

7.	Effect of the Offer on the Market for the Shares; Over-the-Counter Bulletin Board Quotation; Exchange Act Registration; Margin Regulations

Market for the Shares.  The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither IDEX nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Over-the-Counter Bulletin Board Quotation.  The purchase of the Shares in the Offer may adversely affect the extent of the public market for the Shares and the availability of quotations for the Shares on the Over-the-Counter Bulletin Board, depending on such factors as: the number of stockholders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of the securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. If the Shares are deregistered under the Exchange Act as described below, they will no longer be eligible for quotation on the Over-the-Counter Bulletin Board or listed on any other market or securities exchange, in which event there may not be a public trading market for the Shares.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated if the Shares are no longer held by 300 or more holders of record.

Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Microfluidics subject to registration, would substantially reduce the information required to be furnished by Microfluidics to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Microfluidics, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Microfluidics and persons holding “restricted securities” of Microfluidics to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. Upon any such deregistration, shareholders who elected not to tender their Shares will then hold unregistered securities. Transactions involving unregistered securities are subject to strict limitations under federal and state laws, which could affect the market value of such Shares and the ability of non-tendering stockholders to dispose of their Shares. We expect Microfluidics will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations.  To our knowledge, the Shares are not currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System.

8.	Certain Information Concerning Microfluidics

Microfluidics International Corporation.  Microfluidics is a Delaware corporation with its principal executive offices at 30 Ossipee Road, Newton, Massachusetts 02464. The telephone number of Microfluidics at such office is (617) 969-5452. According to its Quarterly Report on Form 10-Q for the nine month period ended September 30, 2010, Microfluidics specializes in manufacturing and marketing a line of materials processing systems, more specifically known as high shear fluid processors, which are used in numerous applications in the pharmaceutical, biotechnology, chemical, nutraceutical/food, energy, academics and cosmetics industries.

Available Information.  Microfluidics is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Microfluidics’ directors and officers, their remuneration, options and performance awards granted to them, the principal holders of Microfluidics’ securities and any material interests of such persons in transactions with Microfluidics is required to be disclosed in proxy statements distributed to Microfluidics’ stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Microfluidics that have been filed via the EDGAR system.

None of IDEX, the Purchaser, or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Microfluidics provided by Microfluidics or contained in the periodic reports, documents and records referred to herein or for any failure by Microfluidics to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

Certain Projections.  To our knowledge, Microfluidics does not as a matter of course make public forecasts or projections as to its future financial performance. However, before entering into the Merger Agreement, representatives of IDEX and the Purchaser conducted a due diligence review of Microfluidics, and in connection with this review IDEX and the Purchaser received certain non-public information concerning Microfluidics, including certain limited forward-looking information concerning Microfluidics’ anticipated operating performance. Microfluidics has advised IDEX and the Purchaser of certain assumptions, risks and limitations relating to these projections, as described below, and that Microfluidics has not as a matter of course made public any projections as to future performance or earnings.

Two sets of projections were provided by the management of Microfluidics as of the dates indicated, each for the calendar years ending December 31:

CY 2010 — CY 2012 Financial Projections

(provided June 2010)

	2010E	2011E	2012E
	($US in thousands)

Revenue	$18,000	$21,200	$25,300

Gross Profit	$10,800	$13,144	$16,192

Operating Expenses	$9,176	$10,443	$11,983

Operating Income	$1,624	$2,701	$4,209

EBITDA	$2,009	$3,091	$4,604

Adjusted EBITDA*	$3,480	$4,453	$5,942

CY 2010 — CY 2011 Financial Projections

(provided January 7, 2011)

	2010E	2011E
	($US in thousands)

Revenue	$17,359	$19,950

Gross Profit	$10,486	$12,369

Operating Expenses	$9,816	$9,950

Operating Income	$670	$2,419

EBITDA	$968	$2,714

Adjusted EBITDA*	$2,754	$3,989

*	Microfluidics advised that “Adjusted EBITDA” excluded stock based compensation, severance, “public company costs” and financing costs.

Although IDEX and the Purchaser were provided with the foregoing projections, they did not significantly rely on these projections in evaluating the value and prospects of Microfluidics. Microfluidics has advised IDEX and the Purchaser that the projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Furthermore, the projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, or “GAAP,” and Microfluidics’ independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. Microfluidics has advised IDEX and the Purchaser that its internal financial forecasts (upon which the projections provided to IDEX and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments. The projections may differ from publicized analyst estimates and forecasts.

The projections also reflect numerous assumptions made by the management of Microfluidics, including assumptions with respect to industry performance, the market for Microfluidics’ existing and new products and services, Microfluidics’ ability to successfully negotiate acquisitions, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond Microfluidics’ control and none of which were subject to approval by IDEX or the Purchaser. These projections do not give effect to the Offer or the Merger, or any alterations that Microfluidics’ management or board of directors may make to Microfluidics’ operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to:

•	Microfluidics may not experience anticipated growth in Asia Pacific markets, including anticipated large production machine orders in Asia;

•	Microfluidics may not receive anticipated orders from pharmaceutical companies for large production machines;

•	Microfluidics may not be able to improve the capacity of its machines;

•	Microfluidics may not experience anticipated growth in service revenue;

•	Microfluidics may not be able to successfully develop and launch new products which are well received in the market place at anticipated profit margins;

•	Microfluidics may not be able to maintain its high level of customer service;

•	Microfluidics may not be able to achieve operational efficiencies; and

•	other risks and uncertainties described in reports filed by Microfluidics with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in Microfluidics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Microfluidics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Microfluidics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 are not applicable to any forward looking statements made in connection with the Offer.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of IDEX, the Purchaser, Microfluidics or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of IDEX, the Purchaser, Microfluidics or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Microfluidics compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Stockholders are cautioned not to place undue reliance on the projections included in this Offer to Purchase. Microfluidics expects to announce its financial results for the fourth quarter and year-ended December 31, 2010 during the third week of March.

9.	Certain Information Concerning IDEX and the Purchaser

IDEX and the Purchaser.  IDEX Corporation is a Delaware corporation. IDEX is an applied solutions company specializing in fluid and metering technologies, health and science technologies, dispensing equipment, and fire, safety and other diversified products built to its customers’ specifications. IDEX’s products are sold in niche markets to a wide range of industries throughout the world.

IDEX’s legal name as specified in its certificate of incorporation is IDEX Corporation. IDEX’s business address is 1925 West Field Court, Suite 200, Lake Forest, Illinois 60045. The telephone number at such office is (847) 498-7070.

The Purchaser is a Delaware corporation that was recently formed at the direction of IDEX for the purpose of effecting the Offer and the Merger. The Purchaser is a wholly-owned subsidiary of IDEX. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s legal name as specified in its certificate of incorporation is Nano Merger Sub, Inc. The Purchaser’s principal executive offices are located at 1925 West Field Court, Suite 200, Lake Forest, Illinois 60045. The telephone number of the Purchaser at that office is (847) 498-7070.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and IDEX are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither IDEX nor the Purchaser, nor any of the persons listed in Schedule I hereto or any associate or other majority-owned subsidiary of IDEX or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Microfluidics and (ii) neither IDEX nor the Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Microfluidics during the past 60 days.

Except as set forth in this Offer to Purchase, neither IDEX nor the Purchaser, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Microfluidics or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between IDEX or any of its subsidiaries (including the Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Microfluidics or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of IDEX or the Purchaser or the persons listed in Schedule I hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of IDEX or the Purchaser or the persons listed in Schedule I hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, IDEX and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. IDEX is subject to the information filing requirements of the Exchange Act, and, in accordance therewith, is obligated to file certain reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning IDEX’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of IDEX’s securities and any material interest of such persons in transactions with IDEX is required to be disclosed in proxy statements distributed to IDEX’s stockholders and filed with the SEC. Such reports, proxy statement and other information filed by IDEX and the Purchaser with the SEC, as well as the Schedule TO and the exhibits thereto, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to IDEX that have been filed with the SEC via the EDGAR system, including the Schedule TO and exhibits thereto.

10.	Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining financing. IDEX and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $19 million plus any related transaction fees and expenses. The Purchaser intends to obtain such funds by means of a capital contribution from IDEX. IDEX will ensure that the Purchaser has sufficient funds to complete the Offer and the Merger, which IDEX will provide from cash on hand and/or funds available under its existing credit facility. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and IDEX is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11.	Background of the Offer; Past Contacts, Negotiations and Transactions

The following information was prepared by IDEX and Microfluidics. Information about Microfluidics was provided by Microfluidics, and we do not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which IDEX or its representatives did not participate.

IDEX regularly reviews and evaluates potential strategic opportunities, including potential acquisitions of companies and their assets. IDEX was introduced to Microfluidics’ technology in late September 2009 at the PPMA Show, an exposition highlighting processing and packaging machinery.

In mid-October of 2009, a representative of IDEX contacted Michael C. Ferrara, President and Chief Executive Officer of Microfluidics, to discuss a potential relationship between IDEX and Microfluidics. Mr. Ferrara requested that the management team of IDEX meet with the management team of Microfluidics to discuss a potential relationship.

On November 24, 2009, Microfluidics and IDEX entered into a non-disclosure agreement with respect to the confidentiality and use of technical and business information to be shared in connection with a potential relationship between the two companies.

On December 1, 2009, representatives from IDEX met with representatives from Microfluidics at Microfluidics’ headquarters in Newton, Massachusetts to discuss a potential relationship. The parties held a preliminary discussion as to the rationale for a strategic relationship.

On April 20, 2010, representatives from IDEX met with representatives of Microfluidics at Microfluidics’ corporate headquarters in Newton, Massachusetts to discuss Microfluidics, including its history, operations, technology, products, marketing and financial statements. The parties began to discuss the rationale for a strategic transaction, and IDEX indicated that it would be interested in presenting a proposal to acquire Microfluidics.

On May 4, 2010, a representative of AGC , financial advisor to Microfluidics, contacted a representative of Abraxis in order to inform them of Microfluidics’ commencement of a strategic sell-side auction process. The purpose of this contact was to ascertain whether Abraxis would be interested in participating in the auction process.

On May 7, 2010, after being notified of the strategic sell-side auction process being commenced by AGC at the direction of Microfluidics’ board of directors, Abraxis sent Microfluidics a letter restating its rights under the Company Debenture (as defined in Section 13 — “Merger Agreement; Other Agreements”) and its desire to be involved as a participant in discussions between Microfluidics and any potential third party acquirer.

On May 8, 2010, IDEX verbally indicated to Microfluidics that it believed Microfluidics to have an enterprise value of $18 million.

On May 10, 2010, Microfluidics received a non-binding proposal in the form of a letter from IDEX to acquire all of the outstanding securities of Microfluidics for cash consideration based on an enterprise value of $20 million, subject to completion of due diligence and definitive agreements and a 60-day period during which Microfluidics would be obligated to conduct exclusive negotiations with IDEX regarding the potential transaction.

On May 12, 2010, a representative of AGC, in consultation with management of Microfluidics and representatives of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”), legal counsel to Microfluidics, responded to the letter from IDEX and indicated, among other things, its view that the enterprise value of Microfluidics at that time was $31.3 million. A representative of AGC proposed a 30-day exclusivity period, subject to an additional 15-day extension if necessary for the completion of transaction documents. A representative of AGC also provided IDEX with supporting documentation for the proposed increase in Microfluidics’ enterprise value, including an analysis of publicly disclosed transactions completed by IDEX in the last two years, an analysis of Microfluidics’ expected revenue for the twelve month period ending June 30, 2010, and a summary of the aggregate enterprise and equity valuations for Microfluidics. IDEX declined to increase its proposed valuation.

On June 7, 2010, Larry Kingsley, Chief Executive Officer of IDEX, Frank Notaro, General Counsel of IDEX, Daniel Salliotte, IDEX’s Vice President of Strategy and Business Development, Kevin Hostetler, IDEX’s Vice President & Group Executive — Fluid Metering Technologies, Mr. Ferrara, Peter F. Byczko, Vice President of Finance and Chief Accounting Officer, Secretary and Treasurer of Microfluidics, and a representative of AGC, met at the offices of Latham & Watkins LLP (“Latham”), counsel to IDEX, in Chicago to make respective presentations to Microfluidics and IDEX and to discuss further the terms of a potential acquisition of Microfluidics by IDEX and strategic merits.

On June 9, 2010, Microfluidics received a second non-binding proposal in the form of a letter from IDEX, dated June 8, 2010, to acquire all of the outstanding securities of Microfluidics for cash consideration based on an enterprise value of $23.5 million, an approximate 30% increase from IDEX’s initial verbal indication on May 8, 2010, subject to completion of due diligence and definitive agreements and a 45-day period of exclusivity, subject to an additional 15-day extension if necessary for the completion of transaction documents.

On June 14, 2010, Microfluidics executed an exclusivity agreement with IDEX, effective until July 23, 2010, in anticipation of a potential transaction between the two companies.

On June 16, 2010, Latham delivered a due diligence request list to AGC and Mintz Levin.

On June 21, 2010, Latham delivered a form of confidentiality agreement between Microfluidics and Abraxis in anticipation of tri-party discussions regarding the potential transaction.

On June 23, 2010, Microfluidics opened an electronic data room wherein IDEX and its legal advisors could review extensive confidential and non-confidential documentation pertaining to Microfluidics and its subsidiary.

During the period between June 23, 2010 and the signing of the Merger Agreement, IDEX and its legal advisors conducted an extensive due diligence review of Microfluidics and its business, by reviewing documents that had been posted in Microfluidics’ electronic data room and conducting due diligence discussions with Microfluidics’ management.

On July 8, 2010, representatives from IDEX met with representatives from Microfluidics and AGC at Microfluidics’ headquarters in Newton, Massachusetts to discuss Microfluidics’ operations, products, technology and marketing.

On July 23, 2010, representatives of Microfluidics and IDEX informally agreed to extend the exclusivity period through July 30, 2010, to facilitate a teleconference among the Chief Executive Officers of IDEX, Microfluidics and Abraxis, which was to be held on July 26, 2010 to discuss the potential transaction between IDEX and Microfluidics.

On July 26, 2010, Mr. Kingsley, Mr. Ferrara and Bruce Wendel, Chief Executive Officer of Abraxis, participated in a conference call to discuss the potential transaction between IDEX and Microfluidics. At this time, Mr. Wendel informed Mr. Ferrara and Mr. Kingsley that, as had been publicly announced on June 30, 2010, Abraxis had signed a definitive agreement to be acquired by Celgene Corporation, a Delaware corporation (“Celgene”), and that as a result, Abraxis would be unable to sign the proposed confidentiality agreement prepared by Latham and unable to devote any attention to the request from Microfluidics regarding the treatment of the Company Debenture and the Company Warrant (as defined in Section 13 — “Merger Agreement; Other Agreements”) in the potential transaction until its acquisition by Celgene was completed. Mr. Wendel also informed Microfluidics that the acquisition of Abraxis by Celgene was expected to be completed in mid-September 2010. Although this development presented a significant potential delay in the time frame in which the potential transaction could be completed, IDEX indicated to Microfluidics that it maintained its interest in pursuing the potential transaction given the strategic fit that it perceived between Microfluidics’ and IDEX’s respective businesses.

On July 28, 2010, Latham, on behalf of IDEX, delivered an amended and restated exclusivity agreement to AGC and Mintz Levin, which included an expense reimbursement provision in the event Abraxis did not agree to support the proposed transaction under certain circumstances.

On July 29, 2010, a representative of AGC communicated proposed changes, on behalf of Microfluidics’ board of directors, to the exclusivity agreement to IDEX and Latham.

On July 30, 2010, Microfluidics and IDEX entered into an amended and restated exclusivity agreement, effective as of July 23, 2010, to extend the exclusivity period regarding negotiations surrounding the potential transaction until September 30, 2010. The agreement further provided that, if Abraxis had not entered into an agreement to support the proposed transaction by September 30, 2010, the exclusivity period would be automatically extended for successive 15 calendar day periods until such agreement had been entered into or until the occurrence of certain other events. The agreement also provided that, if Abraxis had not entered into an agreement to support the proposed transaction by November 15, 2010 (or earlier upon the occurrence of certain other events), Microfluidics would reimburse IDEX for up to $200,000 of its outside legal fees and expenses incurred in connection with the potential transaction from and after July 26, 2010.

On August 6, 2010, Latham delivered an initial draft of the Merger Agreement to Mintz Levin.

During the period between August 6, 2010 through the signing of the Merger Agreement, negotiations regarding the Merger Agreement took place among IDEX, Microfluidics, AGC, Latham and Mintz Levin, including, but not limited to, negotiations regarding provisions relating to the definition of a material adverse effect permitting termination of the Merger Agreement, non-solicitation commitments, provisions allowing Microfluidics to terminate the Merger Agreement if necessary in order to allow Microfluidics’ board of directors to satisfy its fiduciary duties, a termination fee and expense reimbursement in the event of certain possible termination events, the scope of representations and warranties of each party, conditions to the Offer, and a determination of the purchase price per share based upon an enterprise value of $23.5 million.

On August 13, 2010, attorneys from Latham had a legal due diligence call with members of Microfluidics’ management team, representatives from AGC and Microfluidics’ regular outside legal counsel.

On August 18, 2010, Mintz Levin provided Latham with a revised draft of the Merger Agreement. During the period between August 18, 2010 through the signing of the Merger Agreement, negotiations took place among IDEX, Microfluidics, AGC, Mintz Levin and Latham regarding the price per share to be paid in the potential transaction, including IDEX’s right to decrease such price in the event Microfluidics’ transaction-related and certain other expenses exceeded a specified amount.

Also on August 18, 2010, Latham delivered an initial draft of the Agreement Concerning Debenture and a draft form of the Support Agreement (as defined in Section 13 — “The Merger Agreement; Other Agreements” to Mintz Levin for review and comment, to be signed by all members of Microfluidics’ board of directors and all of Microfluidics’ executive officers, as well as Irwin Gruverman and Joseph Daly, two of Microfluidics’ largest stockholders. During the period between August 18, 2010 through the signing of the Merger Agreement, IDEX, Microfluidics, AGC, Latham and Mintz Levin conducted negotiations regarding the terms of the Support Agreement, particularly the length and extent of the commitments required thereby, and the number and identity of stockholders who would be party to such agreements. As part of these negotiations, IDEX agreed not to require a Support Agreement from Mr. Daly.

On August 20, 2010, representatives from IDEX, including Mr. Kingsley and Mr. Hostetler, met with representatives from Microfluidics, including Mr. Ferrara, Mr. Byczko, Dr. Thomai Panagiotou, Microfluidics’ Chief Technology Officer, and other members of the management of Microfluidics, at Microfluidics’ corporate headquarters in Newton, Massachusetts to evaluate and discuss Microfluidics’ MRT technology, current products in the market and other growth activities and new products being considered by Microfluidics, as well as other diligence matters.

On August 30, 2010, Latham circulated a revised draft of the Merger Agreement to AGC and Mintz Levin.

On September 8, 2010, a representative of AGC discussed the purchase price and related financial matters with Messrs. Salliotte and Notaro of IDEX, confirming the purchase price of $1.40 per Share based upon the $23.5 million enterprise valuation and taking into consideration various factors negotiated and reflected in the Merger Agreement.

On September 15, 2010, attorneys from Mintz Levin and Latham, along with representatives from AGC and IDEX, convened a conference call to discuss open issues in the transaction documents, including the price per share to be paid in the potential transaction. The call participants resumed their discussion of open issues on September 29, 2010.

During the period from September 16 through November 3, 2010, the attorneys exchanged multiple drafts of the Merger Agreement and the related Support Agreement.

On October 1, 2010, Mintz Levin delivered to Latham an initial draft of Microfluidics’ disclosure schedule to the Merger Agreement.

On October 13, 2010, the stockholders of Abraxis approved the merger of Abraxis with a wholly-owned subsidiary of Celgene at a special meeting of the Abraxis stockholders, and on October 15, 2010, the merger was completed.

Between October 18, 2010 and October 25, 2010, representatives of Microfluidics made several attempts to contact representatives of Abraxis to discuss the potential transaction.

On October 25, 2010, Microfluidics received approval from Abraxis to contact Celgene directly regarding the potential transaction with IDEX.

On October 28, 2010, at the request of IDEX and Microfluidics, a representative of AGC spoke with George Golumbeski, Ph.D., Senior Vice President, Business Development of Celgene and provided the proposed confidentiality agreement requested by IDEX and prepared by Latham.

On November 4, 2010, Celgene executed a confidentiality agreement with Microfluidics and Microfluidics sent Dr. Golumbeski the current drafts of the Merger Agreement and the Agreement Concerning Debenture. Also on November 4, 2010, Mr. Ferrara contacted Dr. Golumbeski and provided him with details of the potential transaction with IDEX.

On November 10, 2010, representatives of Celgene indicated to AGC that, as a condition to Celgene’s agreement to the sale of the Company Debenture to IDEX pursuant to the Agreement Concerning Debenture, it would require that certain changes be made to the existing Strategic Collaboration Agreement, dated November 14, 2008 (the “Strategic Collaboration Agreement”), by and between Microfluidics and Abraxis, including an extension of the term of the Strategic Collaboration Agreement from November 14, 2011 (the expiration occurring if Abraxis no longer owned any shares of Microfluidics’ common stock on such date) to twenty years from the date of the closing of the transactions contemplated by the Merger Agreement.

On November 17, 2010, representatives from AGC, Microfluidics and Celgene discussed certain changes to the Strategic Collaboration Agreement, including a more limited extension of the expiration of such agreement and a reduction in the purchase price for the Company Debenture in exchange for such extension.

On November 23, 2010, AGC and Latham, along with IDEX’s intellectual property counsel, discussed certain changes to the scope and duration of the Strategic Collaboration Agreement.

On November 24, 2010, representatives of IDEX contacted a representative of AGC and informed him that the price per share that IDEX was willing to pay to the stockholders of Microfluidics in the potential transaction was now $1.35 per share, in light of (i) lower than anticipated revenues reported by Microfluidics for its quarter ended September 30, 2010, which had been announced on November 15, 2010, (ii) the delays that the parties had encountered in completing the potential transaction, (iii) the incurrence by IDEX and Microfluidics of significantly higher transaction expenses than initially expected as a result of such delays, and (iv) the long-term potential restrictions on Microfluidics’ ability to take advantage of future business opportunities resulting from the contemplated revisions to the Strategic Collaboration Agreement required by Celgene.

On November 30, 2010, Latham, on behalf of IDEX, provided revised drafts of the Agreement Concerning Debenture and the Strategic Collaboration Agreement to Celgene for its review and comment.

Beginning on December 7, 2010 through the end of December 2010, AGC and Microfluidics engaged in further discussions with Celgene regarding the Strategic Collaboration Agreement and its potential impact on a transaction.

On December 13, 2010, Celgene circulated a revised draft of the Strategic Collaboration Agreement, which AGC, IDEX and Latham discussed on December 14, 2010, and provided verbal commentary to the Agreement Concerning Debenture.

On January 4, 2011, Celgene, IDEX and Microfluidics agreed in principle upon the terms of the Agreement Concerning Debenture and the Strategic Collaboration Agreement, including a $1.5 million reduction in the purchase price for the Company Debenture in exchange for (i) an extension of the term of the Strategic Collaboration Agreement from November 14, 2011 (the expiration occurring if Abraxis no longer owned any shares of Microfluidics’ common stock on such date) to ten years from the date of the closing of the transactions contemplated by the Merger Agreement and (ii) other concessions that IDEX and Microfluidics agreed to accept in the Strategic Collaboration Agreement.

On January 5, 2011, following a discussion with a representative of AGC regarding Microfluidics’ expected financial performance for its quarter ended December 31, 2010 and the amount of transaction-related expenses already incurred by Microfluidics, IDEX agreed to increase Microfluidics’ expense cap set forth in the Merger Agreement from $2.5 million to $2.75 million, thereby reducing the likelihood for a subsequent purchase price adjustment. However, IDEX maintained the reduced purchase price it was willing to pay the shareholders of Microfluidics of $1.35 per Share.

On January 7, 2011, Microfluidics’ board of directors held an in-person meeting, with representatives of AGC and Mintz Levin participating. Microfluidics’ board of directors received written materials, including a copy of the proposed Merger Agreement and Support Agreement, for their consideration prior to the meeting. At the meeting, Microfluidics’ board of directors received an update with regard to the proposed Merger Agreement, discussed the timeline for completion of the potential transaction, and reviewed the preliminary valuation analysis of AGC as to the fairness, from a financial point of view, of the revised consideration to be received by the holders of Microfluidics’ common stock in the Offer and the Merger. Microfluidics’ board of directors reviewed the discussions that had taken place since the last Microfluidics’ board of directors meeting. AGC gave a detailed presentation of its financial analyses and rendered its oral opinion, which was subsequently confirmed in writing, that, as of that date, and based on various assumptions, qualifications and limitations described in such opinion, the consideration to be received in the Offer and Merger, taken together, by the holders of Microfluidics’ common stock, was fair, from a financial point of view, to such stockholders. Microfluidics’ board of directors discussed the terms of the Merger Agreement at length, and representatives of Mintz Levin described and explained the terms of the Merger Agreement. During this discussion, AGC and Mintz Levin representatives discussed, among other matters, the mechanics of the Offer, including the timing for the commencement and expiration of the Offer, the conditions to IDEX’s obligations to complete the Offer (including the Minimum Condition), the terms of the Top-Up Option, the non-solicitation and fiduciary out provisions and related termination rights of Microfluidics and IDEX and the overall “deal protection” provisions contained in the Merger Agreement, the amount of the termination fee and the circumstances under which it was payable, and the ability of prospective competing bidders to submit to Microfluidics unsolicited acquisition proposals and Microfluidics’ contractual requirements and flexibility with respect thereto. Microfluidics’ board of directors also considered that despite the prior marketing of Microfluidics by AGC and the absence of any public announcement of the IDEX process or exclusivity arrangements, Microfluidics received no written proposals for an acquisition of the company. Following discussions, Microfluidics’ board of directors authorized representatives of AGC and Mintz Levin to continue negotiating with IDEX to finalize all terms of the potential transaction.

Also on January 7, 2011, Mr. Ferrara discussed the proposed transaction with Mr. Gruverman, who agreed to enter into a Support Agreement.

On January 10, 2011, Microfluidics’ board of directors held a telephonic meeting, with representatives of AGC and Mintz Levin participating, to discuss the proposed Merger Agreement and to consider whether or not to approve it and recommend that Microfluidics’ stockholders tender their Shares in the Offer and adopt the Merger Agreement. Microfluidics’ board of directors briefly reviewed the activities that had taken place since the last Microfluidics’ board meeting. AGC delivered its written opinion that, as of that date, and based on various assumptions, qualifications and limitations described in such opinion, the consideration to be received in the Offer and Merger, taken together, by the holders of Microfluidics’ common stock, was fair, from a financial point of view, to such stockholders. After a brief discussion among the participants to address questions from members of Microfluidics’ board of directors, Microfluidics’ board of directors, by a unanimous vote, (i) determined that the Offer and the Merger are fair to, and in the best interests of, Microfluidics and its stockholders, (ii) adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) declared the advisability of the Merger Agreement and resolved to recommend that Microfluidics’ stockholders tender their Shares in the Offer and adopt the Merger Agreement.

On January 10, 2011, the Strategic Collaboration Agreement and the Agreement Concerning Debenture were executed by the parties thereto after which the Merger Agreement and the Support Agreements were signed, and on January 11, 2011 the proposed transaction was announced in a joint press release. On January 12, 2011, Mr. Gruverman’s wife entered into a Support Agreement with respect to the shares of common stock owned by her.

12.	Purpose of the Offer; Plans for Microfluidics; Other Matters

Purpose of the Offer.  The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, Microfluidics. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and to complete the acquisition of Microfluidics. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

If the Merger is completed, IDEX will own 100% of the equity interests in Microfluidics, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Microfluidics and entitlement to any increase in its value. Similarly, IDEX would also bear the risk of any losses incurred in the operation of Microfluidics and any decrease in the value of Microfluidics.

Microfluidics’ stockholders who sell their Shares in the Offer will cease to have any equity interest in Microfluidics and to participate in any future growth in Microfluidics. If the Merger is completed, the current stockholders of Microfluidics will no longer have an equity interest in Microfluidics and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13 — “The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Microfluidics will not bear the risk of any decrease in the value of Microfluidics after selling their Shares in the Offer or the Merger.

Plans for Microfluidics.  Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Microfluidics, the disposition of securities of Microfluidics, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Microfluidics or its subsidiaries, or the sale or transfer of a material amount of assets of Microfluidics or its subsidiaries. After the purchase of the Shares in the Offer, we will be entitled to appoint our representatives to the board of directors of Microfluidics in proportion to our ownership of the outstanding Shares, as described below under the caption “Microfluidics’ Board of Directors” in Section 13 — “The Merger Agreement; Other Agreements.” After completion of the Offer and the Merger, Microfluidics will be a wholly-owned subsidiary of IDEX. After completion of the Offer and the Merger, IDEX expects to work with Microfluidics’ management to evaluate and review Microfluidics and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Microfluidics into IDEX’s business units and market units. As a result of this review and integration, it is possible that we could implement changes to Microfluidics’ business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of Microfluidics’ separate existence and integration of Microfluidics’ business and operations into IDEX. In addition, in connection with integrating Microfluidics’ and IDEX’s corporate structure, IDEX may determine to reorganize, merge or consolidate Microfluidics with one or more domestic or foreign subsidiaries of IDEX. IDEX and the Purchaser reserve the right to change their plans and intentions at any time, as they deem appropriate.

After completion or termination of the Offer, we may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as we determine, which may be more or less than the price paid in the Offer. If we do not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete the Merger under the “short-form” provisions of the DGCL, we expect to acquire additional Shares by exercising the Top-Up Option, subject to the limitations set forth in the Merger Agreement.

Stockholder Approval.  Under the DGCL, the approval of the board of directors of the Purchaser and Microfluidics is required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt and approve the Merger Agreement and the Merger, unless the “short-form” merger procedure described below is available. Microfluidics has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Microfluidics and the completion by Microfluidics of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of Microfluidics, subject to the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. Microfluidics has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After the Purchaser accepts for payment Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period, Microfluidics has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement and to convene and hold such meeting. The special meeting would be held as promptly as practicable after the Purchaser accepts for payment Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period. IDEX has agreed to vote, or cause to be voted, all of the Shares then owned of record by IDEX, the Purchaser or any of IDEX’s other subsidiaries and affiliates, or with respect to which IDEX or the Purchaser otherwise has sole voting power in favor of the adoption of the Merger Agreement.

Short-Form Merger.  Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that IDEX, the Purchaser and their subsidiaries and affiliates acquire in the aggregate at least 90% of the outstanding shares of each class and series of capital stock of Microfluidics in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Microfluidics, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete a Short-Form Merger, the Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase additional Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. The aggregate par value for the Shares issued upon the exercise of the Top-Up Option will be paid in cash and the remainder of the exercise price for the Top-Up Option will be paid by delivery of a secured promissory note, bearing simple interest at 9% per annum, and due and payable within one year after the purchase of Shares pursuant to the Top-Up Option. Microfluidics’ stockholders who dissent from the Merger (including the Short-Form Merger) and who properly exercise their appraisal rights under Delaware law (which are described below in this Section 12) will be entitled to a judicial determination of the fair value of their Shares determined without regard to any exercise of the Top-Up Option, any issuance of Shares pursuant to the Top-Up Option or any delivery by the Purchaser of the secured promissory note to Microfluidics in payment for such Shares. We could also seek to purchase additional Shares in the open market or otherwise to permit us to complete a Short-Form Merger. The Merger Agreement provides that IDEX will take all actions necessary or appropriate to effect a Short-Form Merger if permitted to do so under the DGCL.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Microfluidics and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights.  Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is consummated, holders of the Shares immediately prior to the effective time of the Merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting Microfluidics’ stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The parties to the Merger Agreement have agreed that in any such judicial determination the fair value of the Shares will be determined without regard to any exercise of the Top-Up Option, any issuance of Shares pursuant to the Top-Up Option or any delivery by the Purchaser of the promissory note to Microfluidics in payment for such Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to

Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the price per Share to be paid in the Merger, without interest.

13.	The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 — “Certain Information Concerning IDEX and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer.  The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 14 — “Conditions of the Offer,” the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as promptly as practicable after the Purchaser is legally permitted to do so.

IDEX and the Purchaser expressly reserved the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that without Microfluidics’ prior written approval the Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) impose conditions to the Offer in addition to those described in Section 14 — “Conditions of the Offer,” (v) amend or waive the Minimum Condition, (vi) amend any of the other conditions and requirements to the Offer described in Section 14 — “Conditions of the Offer” in a manner materially adverse to Microfluidics’ stockholders or (vii) extend the Expiration Date in a manner other than in accordance with the Merger Agreement; provided, however, that if the aggregate amount of Microfluidics’ Expenses related to the transactions contemplated by the Merger Agreement and the other payments described in the Merger Agreement exceeds or is expected to exceed $2,750,000, the Purchaser may decrease the Offer Price in accordance with the terms of the Merger Agreement.

The Merger Agreement provides that the Purchaser will extend the Offer:

•	to the extent required by applicable laws or applicable rules, regulations, interpretations or positions of the SEC;

•	for one or more periods of up to 20 business days each until March 18, 2011, if at the Expiration Date any of the conditions to the Offer, other than the Minimum Condition, have not been satisfied or waived by IDEX and the Purchaser;

•	at Microfluidics’ request for a period of up to 10 business days, so long as no Acquisition Proposal has been publicly disclosed or communicated to Microfluidics; and

•	at Microfluidics’ request for a period of three business days, if by the Expiration Date, Microfluidics failed to perform or comply with any agreement or covenant contained in the Merger Agreement and did not have at least three business days notice to correct such failure, so long as no Acquisition Proposal has been publicly disclosed or communicated to Microfluidics.

After acceptance for payment of Shares in the Offer, if IDEX, the Purchaser and their subsidiaries and affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares so as to permit the Purchaser to complete the Short-Form Merger, then the Purchaser may provide a Subsequent Offering Period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act. The Purchaser is required to immediately accept for payment, and promptly pay for, all Shares validly tendered in any Subsequent Offering Period.

The Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of Microfluidics except if the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly, and in any event within 72 hours, irrevocably and unconditionally terminate the Offer and the Depositary will return all Shares tendered in the Offer.

Microfluidics’ Board of Directors.  Under the Merger Agreement, after the Purchaser accepts for payment any Shares validly tendered in the Offer, IDEX is entitled to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of Microfluidics that is equal to the total number of directors on Microfluidics’ board of directors multiplied by the percentage that the Shares beneficially owned by IDEX, the Purchaser and any of their respective affiliates, in the aggregate, bears to the total number of Shares then outstanding. At IDEX’s request, Microfluidics will take such actions to enable the Purchaser’s designees to be elected or designated to Microfluidics’ board of directors, including filling vacancies or newly created directorships on Microfluidics’ board of directors, increasing the size of Microfluidics’ board of directors, including by amending Microfluidics’ bylaws, if necessary, to increase the size of the board of directors, and/or securing the resignations of its incumbent directors, and Microfluidics agrees to cause IDEX’s designees to be so elected or designated. After the Purchaser accepts for payment any Shares validly tendered in the Offer, Microfluidics has also agreed, at IDEX’s request, to cause IDEX’s designees to serve on and constitute the same percentage of (i) each committee of Microfluidics’ board of directors, (ii) the board of directors of Microfluidics’ subsidiary and (iii) each committee thereof, as on Microfluidics’ board of directors, to the extent permitted by applicable law.

After IDEX’s designees are elected to, and constitute a majority of, Microfluidics’ board of directors, but prior to the effective time of the Merger, Microfluidics shall cause three directors who are currently members of Microfluidics’ board of directors to remain as directors. We refer to these remaining directors as the “Continuing Directors.” The Merger Agreement provides that:

•	each Continuing Director will be eligible to serve on the Audit Committee of Microfluidics’ board of directors under the Exchange Act; and

•	at least one Continuing Director will be an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K and the instructions thereto.

If any Continuing Director is unable to serve due to death, disability or resignation, Microfluidics will take necessary action so that the remaining Continuing Director or Continuing Directors are entitled to elect or designate another person or persons that satisfy the foregoing independence requirements to fill the vacancy or vacancies, each of whom will be deemed to be a “Continuing Director.” After IDEX’s designees are elected to, and constitute a majority of, Microfluidics’ board of directors, but prior to the effective time of the Merger, the approval of a majority of the Continuing Directors (in addition to the approval rights of Microfluidics’ board of directors or its stockholders as may be required) is required for Microfluidics to:

•	amend or terminate the Merger Agreement;

•	amend Microfluidics’ certificate of incorporation or bylaws;

•	exercise or waive any of Microfluidics’ rights, benefits or remedies under the Merger Agreement; or

•	take any other action under or in connection with the Merger Agreement if the action would reasonably be expected to adversely affect the holders of Shares (other than IDEX or the Purchaser).

If there are no Continuing Directors as a result of the directors’ deaths, disabilities or resignations, then the actions set forth in the bullet points above may be taken by majority vote of the entire Microfluidics’ board of directors. The Continuing Directors will have the authority to retain such legal counsel at the expense of Microfluidics, as determined by the Continuing Directors, and the authority to institute any action on behalf of Microfluidics to enforce performance of the Merger Agreement.

The Merger.  The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	the Purchaser will be merged with and into Microfluidics and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•	Microfluidics will continue as the surviving corporation of the Merger (which we refer to as the “surviving corporation”); and

•	all property, rights, privileges, immunities, powers and franchises of Microfluidics and the Purchaser will vest in the surviving corporation and continue unaffected by the Merger and all of their debts, liabilities and duties will become debts, liabilities and duties of the surviving corporation.

At the effective time of the Merger, the restated certificate of incorporation, as amended, of the surviving corporation will be amended to be in the form attached to the Merger Agreement. The bylaws of the Purchaser, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the surviving corporation.

The obligations of IDEX and the Purchaser, on the one hand, and Microfluidics, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the Merger Agreement having been adopted and the Merger approved by the requisite vote of Microfluidics’ stockholders, if required by applicable law;

•	the Purchaser having accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer; and

•	no statute, rule or regulation having been enacted or promulgated or deemed applicable to the Merger by any governmental entity which prevents the completion of the Merger, and there being no order, judgment, decree, injunction or ruling of a court of competent jurisdiction or other governmental entity which prevents the completion of the Merger.

The conditions to completion of the Merger may be waived in whole or in part by IDEX, the Purchaser or Microfluidics, as the case may be, to the extent permitted by applicable law.

Conversion of Capital Stock.  At the effective time of the Merger, by virtue of the Merger:

•	each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares to be cancelled in accordance with the following bullet point, and other than Shares held by a holder who exercises appraisal rights with respect to the Shares) will be converted into the right to receive the Offer Price in cash, without interest;

•	all Shares owned by Microfluidics or by IDEX, the Purchaser or any of their respective subsidiaries will be cancelled and will cease to exist, and no consideration will be delivered in exchange for those Shares; and

•	each share of the Purchaser’s common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one fully paid and nonassessable share of common stock of the surviving corporation.

After the effective time of the Merger, the Shares will no longer be outstanding and cease to exist, and each holder of a certificate representing Shares will cease to have any rights with respect thereto, except the right to receive the Offer Price in cash, without interest, upon the surrender of such certificate. At or prior to the effective time of the Merger, IDEX or the Purchaser will deposit with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Top-Up Option.  Pursuant to the Merger Agreement, Microfluidics granted to the Purchaser an irrevocable Top-Up Option to purchase, at a price per share equal to the Offer Price, additional Shares equal to the lowest number of Shares that, when added to the number of Shares owned by IDEX, the Purchaser and their subsidiaries and affiliates at the time of such exercise, shall constitute 1,000 Shares more than 90% of the Shares then outstanding (after giving effect to the issuance of the Shares pursuant to the Top-Up Option). IDEX will pay Microfluidics the aggregate par value of the Shares issued pursuant to the Top-Up Option in cash. The balance of the exercise price for the Shares issued pursuant to the Top-Up Option is to be paid by delivery of a non-negotiable and non-transferable promissory note, bearing simple interest at 9% per annum, made by the Purchaser. The promissory note will be secured by the Shares issued pursuant to the Top-Up Option and will be due and payable within one year. The Top-Up Option is not exercisable unless immediately after its exercise and the issuance of Shares pursuant to the Top-Up Option, IDEX, the Purchaser and their respective subsidiaries and affiliates would hold, in the aggregate, at least 90% of the Shares then issued and outstanding. The Top-Up Option is not exercisable for a number of Shares in excess of Microfluidics’ total authorized and unissued Shares. Unless applicable law prohibits the exercise of the Top-Up Option or the issuance of Shares pursuant thereto, the Purchaser may exercise the Top-Up Option, on one or more occasions after the Purchaser accepts for payment Shares validly tendered in the Offer. The Purchaser may not exercise the Top-Up Option after the completion of the Merger, or after the termination of the Merger Agreement pursuant to its terms.

Treatment of Options.  At the time the Purchaser accepts for payment the Shares tendered in the Offer, each unexpired and unexercised option to purchase Shares (whether settled in cash or Shares) granted pursuant to Microfluidics’ equity compensation plans will be cancelled and, in exchange for such option, each former holder of cancelled options shall be entitled to receive a cash payment equal to the total number of Shares previously subject to the option multiplied by the amount, if any, by which the Offer Price exceeds the exercise price per share of the option.

Treatment of Employee Stock Purchase Plan.  As of January 10, 2011, no current offerings are in progress under Microfluidics’ 1986 Employee Stock Purchase Plan (the “ESPP”) and no offerings will be commenced under the ESPP prior to the termination of the Merger Agreement. Microfluidics will terminate the ESPP at the effective time of the Merger.

Stockholders’ Meeting; Merger Without a Meeting of Stockholders.  Microfluidics has agreed, acting through its board of directors, to:

•	as promptly as practicable after the Purchaser accepts for payment Shares validly tendered in the Offer, duly set a record date for, call and give notice of a special meeting of its stockholders, which we refer to as the “special meeting,” for the purpose of considering and taking action upon the Merger Agreement, and convene and hold the special meeting;

•	prepare and file a proxy statement with the SEC and cause a definitive proxy statement for the special meeting to be printed and mailed to Microfluidics’ stockholders; and

•	use its reasonable best efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement and secure any other approval of the stockholders required by applicable law to effect the Merger.

In connection with the special meeting, Microfluidics has also agreed to prepare a proxy statement with respect to the special meeting before the Purchaser accepts for payment Shares validly tendered in the Offer. Microfluidics has agreed to include in the proxy statement (i) the recommendation of Microfluidics’ board of directors that Microfluidics’ stockholders vote in favor of the adoption of the Merger Agreement, and (ii) the fairness opinion delivered to Microfluidics’ board of directors by AGC, together with a summary thereof. The Merger Agreement provides that IDEX will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of their subsidiaries and affiliates in favor of the adoption of the Merger Agreement.

If IDEX, the Purchaser and any of their subsidiaries and affiliates hold, in the aggregate, at least 90% of the outstanding shares of each class of capital stock of Microfluidics entitled to vote on the Merger after the Purchaser accepts for payment all Shares validly tendered in the Offer and after any Subsequent Offering

Period, IDEX will cause the Merger to become effective as promptly as practicable without a meeting of Microfluidics’ stockholders pursuant to applicable law after the satisfaction or waiver of all the conditions to the Merger set forth in the Merger Agreement.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by Microfluidics to IDEX and the Purchaser and representations and warranties made by IDEX and the Purchaser to Microfluidics. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Microfluidics has made customary representations and warranties to IDEX and the Purchaser with respect to, among other things:

•	corporate matters related to Microfluidics and its subsidiary, such as organization, standing, power and authority;

•	its capitalization;

•	the validity of the Merger Agreement, including approval by Microfluidics’ board of directors;

•	the inapplicability of state takeover statutes to the Offer or the Merger;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	compliance with laws and permits;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	books and records;

•	the absence of undisclosed liabilities;

•	conduct of business in all material respects in the ordinary course of business consistent with past practice and the absence of a Company Material Adverse Effect;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor and other employment matters;

•	material contracts;

•	litigation;

•	environmental matters;

•	intellectual property;

•	taxes;

•	insurance;

•	title to properties and the absence of certain liens;

•	real property;

•	the opinion of its financial advisor;

•	the information included in this Offer to Purchase, the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to a stockholder meeting concerning the Merger;

•	the vote required for approval of the Merger Agreement and the transactions contemplated thereby;

•	brokers’ fees and expenses;

•	related party transactions;

•	its significant suppliers and customers;

•	its conduct related to the Foreign Corrupt Practices Act and export control laws;

•	product warranties; and

•	Microfluidics’ Expenses.

Some of the representations and warranties in the Merger Agreement made by Microfluidics are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect that (i) is, or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Microfluidics and its subsidiary, taken as a whole, (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, completion of the Offer or the Merger or performance by Microfluidics of any of its material obligations under the Merger Agreement or (iii) individually or in the aggregate with all other such changes, events, developments, conditions, occurrences or effects, results in, or would reasonably be expected to result in, for the 12-month period immediately following January 10, 2011, a decrease in the revenue of Microfluidics of at least $2,000,000 or a decrease in the EBITDA of Microfluidics of at least $750,000, in each case as compared to Microfluidics’ revenue or EBITDA, as the case may be, for the 12-month period ended January 9, 2011. The definition of “Company Material Adverse Effect” excludes from clause (i) any of the following changes, events, developments, conditions, occurrences or effects:

•	changes generally affecting the economy, financial markets, interest rates, credit markets or political or regulatory conditions, to the extent such changes do not adversely affect Microfluidics and its subsidiary in a manner disproportionate to other participants in the industry in which Microfluidics and its subsidiary operate;

•	changes in the industries in which Microfluidics and its subsidiary operate, to the extent such changes do not adversely affect Microfluidics and its subsidiary in a disproportionate manner relative to other participants in such industries;

•	changes in Microfluidics’ stock price or trading volume (but not the underlying cause of any such change);

•	the announcement of the execution of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby, including the Offer and the Merger; and

•	any legal proceedings made or brought by any of the current or former stockholders of Microfluidics (on their own behalf or on behalf of Microfluidics) arising from allegations of a breach of fiduciary duty relating to the Offer, the Merger or in connection with any other transactions contemplated by the Merger Agreement and as to which monetary damages are not sought or available.

In the Merger Agreement, IDEX and the Purchaser have made customary representations and warranties to Microfluidics with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	the validity of the Merger Agreement, including approval by IDEX’s and the Purchaser’s boards of directors;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	litigation;

•	ownership of Shares by IDEX and the Purchaser;

•	sufficiency of funds;

•	ownership of the Purchaser by IDEX; and

•	broker’s fees and expenses.

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the effective time of the Merger. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the effective time of the Merger.

Conduct of Business of Microfluidics Pending Closing.  Except as disclosed prior to execution of the Merger Agreement, or as expressly contemplated by the terms of the Merger Agreement, unless IDEX has otherwise agreed in writing, from the date of the Merger Agreement until the effective time of the Merger, Microfluidics has agreed that it will, and will cause its subsidiary to:

•	conduct its operations in the ordinary and usual course of business consistent with past practice;

•	use commercially reasonable best efforts to keep available the services of the current officers, key employees and consultants of Microfluidics and its subsidiary;

•	use commercially reasonable best efforts to preserve the goodwill and current relationships of Microfluidics and its subsidiary with customers, suppliers and others having significant business relationships with Microfluidics and its subsidiary;

•	use commercially reasonable efforts to preserve substantially intact the business organization; and

•	comply in all material respects with applicable law.

In addition, except as disclosed prior to execution of the Merger Agreement or as required by the terms of the Merger Agreement, or agreed to in writing by IDEX, from the date of the Merger Agreement until the effective time of the Merger, Microfluidics will not, and will not permit its subsidiary to (unless required by applicable law), among other things and subject to certain exceptions set forth in the Merger Agreement:

•	amend or otherwise change its certificate of incorporation or bylaws;

•	issue, sell, pledge, dispose of, grant, transfer or encumber or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of, or other equity interest in, Microfluidics or its subsidiary, or any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock, or any options, warrants or other rights to acquire any shares of such capital stock or such convertible or exchangeable securities, of Microfluidics or its subsidiary;

•	sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of Microfluidics or its subsidiary, except pursuant to existing contracts or the sale of goods in the ordinary course of business consistent with past practice;

•	declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property with respect to Microfluidics’ capital stock) or enter into any agreement with respect to the voting or registration of Microfluidics’ capital stock;

•	reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire any of its capital stock or any other securities, except for Shares repurchased from employees or former employees of Microfluidics or its subsidiary upon the exercise of repurchase rights in accordance with the terms of an agreement in effect before January 10, 2011, at a price that is equal to or less than the Offer Price;

•	merge or consolidate Microfluidics or its subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Microfluidics or its subsidiary;

•	acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of inventory in the ordinary course of business consistent with past practice;

•	incur indebtedness for borrowed money or issue debt securities, or assume, guarantee or endorse or become responsible for the obligations of any person for borrowed money;

•	make any loans, advances or capital contributions to, or investments in, any person (other than Microfluidics’ subsidiary) other than advances to employees in respect of travel and other expenses in the ordinary course of business consistent with past practice;

•	terminate, cancel, renew or request or agree to any material change in or waiver under any material contract of Microfluidics or its subsidiary or enter into any material contacts;

•	make or authorize any capital expenditures in excess of Microfluidics’ capital expenditure budget as disclosed to IDEX prior to the date of the Merger Agreement;

•	except to the extent required by applicable law, amend the terms of any company benefit plan or contractual commitments or corporate policies with respect to severance or termination;

•	increase the compensation or benefits for directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees (other than officers) of Microfluidics or its subsidiary);

•	grant any severance or termination pay to, or enter into any employment or severance agreement with, directors, officers or employees, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

•	amend or waive performance or vesting criteria or accelerate vesting, exercisability or funding under any company benefit plan;

•	terminate the employment of any officer of Microfluidics or its subsidiary;

•	forgive any loans to directors, officers or employees;

•	pre-pay long-term debt; waive, release, pay discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms; accelerate or delay collection of notes or accounts receivable; delay or accelerate payment of any account payable; or vary inventory practices in any material respect from past practices;

•	make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a governmental entity;

•	waive, release, assign, settle or compromise any material claims;

•	compromise, settle or agree to settle any lawsuit, action, claim, proceeding or investigation (including any lawsuit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $10,000 individually or $50,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Microfluidics or its subsidiary;

•	adopt or change its material tax accounting policies, practices, principles, methods or procedures, or its annual accounting period, make or change any material tax election, settle or compromise any tax liability or enter into any closing agreement or similar agreement or arrangement with respect to taxes that are material in amount, or consent to any extension or waiver of any limitation period with respect to any claim or assessment for taxes that are material in amount;

•	write up, write down or write off the book value of any assets, in the aggregate, in excess of $50,000, except in accordance with GAAP consistently applied;

•	exempt or make any person (other than IDEX and the Purchaser) not subject to (i) the provisions of Section 203 of the DGCL or (ii) any other state takeover law that purports to limit or restrict business combinations or the ability to acquire or vote shares;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer or the Merger not being satisfied;

•	convene any regular or special meeting (or any adjournment thereof) of Microfluidics’ stockholders other than a meeting to adopt the Merger Agreement;

•	fail to keep in force insurance policies;

•	authorize or enter into any contract or otherwise make any commitment to do any of the things described in the preceding bullet points; and

•	pay a premium or any excess or bonus payment above standard rates and fees to any of its counsel, accountants, investment bankers, financing sources, experts or consultants.

Access to Information; Confidentiality.  From the date of the Merger Agreement until the effective time of the Merger, Microfluidics will, and will cause its subsidiary and each of their respective representatives, to give us and our representatives access at reasonable times to Microfluidics’ officers, employees, agents, significant customers, significant suppliers, properties, offices and other facilities and to their books and records and furnish promptly information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of Microfluidics and its subsidiary. IDEX has agreed to comply with the terms of the Confidentiality Agreement dated November 24, 2009, with respect to the information disclosed after the date of the Merger Agreement.

No Solicitation of Transactions.  From the date of Merger Agreement until completion of the Merger or, if earlier, the termination of the Merger Agreement, Microfluidics will not and will cause its subsidiary and their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, whom we refer to collectively as “representatives,” not to, directly or indirectly:

•	initiate, solicit or knowingly encourage (including by way of providing information) the submission of any inquiries, proposals or offers or other efforts or attempts that constitute, or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with any person with respect thereto;

•	approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal;

•	withdraw, change, amend, modify or qualify, or propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to IDEX or the Purchaser, or otherwise make any public statement or proposal inconsistent with, the Company Board Recommendation (as defined below);

•	enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any agreement or agreements in principle requiring Microfluidics to abandon, terminate or fail to complete the Offer, the Merger or the other transactions contemplated by the Merger Agreement; or

•	formally resolve or agree to do any of the foregoing.

Any of the actions described in the second and third bullet points in the immediately preceding sentence is referred to in the Merger Agreement as a “Change of Board Recommendation.” Microfluidics agreed that it will immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation with any persons conducted prior to the execution of the Merger Agreement by Microfluidics, its subsidiary or any of their respective representatives with respect to an Acquisition Proposal and cause to be returned or destroyed all confidential information provided by or on behalf of Microfluidics or its subsidiary to such person provided in connection with any Acquisition Proposal or the consideration thereof.

Notwithstanding the restrictions described above, at any time before the acceptance of Shares for payment in the Offer, Microfluidics may, subject to compliance with the provisions described in the immediately succeeding paragraph, furnish information with respect to Microfluidics and its subsidiary to any third party that has submitted an unsolicited bona fide written Acquisition Proposal, and participate in discussions or negotiations with the person making such Acquisition Proposal regarding the Acquisition Proposal, if:

•	Microfluidics has received a bona fide written Acquisition Proposal;

•	Microfluidics has not breached its obligations under the no solicitation provisions of the Merger Agreement in any material respect;

•	Microfluidics’ board of directors determines in good faith, after consultation with its financial advisor and outside counsel, that the Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal (as defined below);

•	after consultation with its outside counsel, Microfluidics’ board of directors determines in good faith that failure to take such action would be inconsistent with its fiduciary duties to Microfluidics’ stockholders under applicable law; and

•	any information furnished to the third party making the Acquisition Proposal is covered by a confidentiality agreement containing terms no less favorable in the aggregate to Microfluidics, including the “standstill” provisions, than the terms of the Confidentiality Agreement, dated November 24, 2009, between IDEX and Microfluidics.

See — “Confidentiality Agreement.”

The Merger Agreement requires Microfluidics to give IDEX notice no later than 24 hours after Microfluidics’ board of directors has made the determinations described in the immediately preceding paragraph and that Microfluidics intends to furnish information to, or enter into discussions or negotiations with, the third party making the Acquisition Proposal. Microfluidics is also required to promptly deliver to IDEX a copy of any information delivered to the third party if the information has not previously been furnished to IDEX.

In addition, Microfluidics has agreed to promptly, and in any event within 24 hours, notify IDEX that Microfluidics or its subsidiary or any of their respective representatives has received an Acquisition Proposal or request for non-public information relating to Microfluidics or its subsidiary. Such notification will include a copy of the written Acquisition Proposal, indication, request or inquiry (or, if oral, the material terms and conditions of the Acquisition Proposal, indication, request or inquiry and any modifications thereto), and the identity of the person making the Acquisition Proposal, indication, request or inquiry. Microfluidics is required to keep IDEX reasonably informed on a current basis (and in any event at IDEX’s request and otherwise no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of the Acquisition Proposal, indication, request or inquiry.

The Merger Agreement does not prohibit Microfluidics’ board of directors from issuing a “stop-look-and listen communication” pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing to its stockholders a position as required by Rule 14d-9 under the Exchange Act (provided that any disclosure other than a “stop-look and listen communication” or similar communication, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of Microfluidics’ board of directors’ recommendation will be deemed to be a “Change of Board Recommendation” under the Merger Agreement).

Microfluidics agreed that it will not, and it will cause its subsidiary not to, terminate, waive, amend or modify any provision of, or grant permission under, and will enforce, any confidentiality or “standstill”

agreement to which Microfluidics or its subsidiary is a party, provided, however, Microfluidics may grant a waiver of a “standstill” or similar agreement solely to permit an Acquisition Proposal to be made, if Microfluidics determines in good faith, after consultation with its outside counsel, that such actions are necessary to comply with fiduciary duties.

Company Board Recommendation.  Subject to the provisions described below, Microfluidics’ board of directors agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement. This is referred to as the “Company Board Recommendation.” Microfluidics’ board of directors also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit IDEX to include the Company Board Recommendation in this Offer to Purchase and related Offer documents. The Merger Agreement provides that Microfluidics’ board of directors will not effect a Change of Board Recommendation except as described below.

Microfluidics’ board of directors may effect a Change of Board Recommendation with respect to a Superior Proposal, or otherwise terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, if:

•	Microfluidics has received an Acquisition Proposal that Microfluidics’ board of directors concludes in good faith, after consultation with its outside counsel and financial advisors, constitutes a Superior Proposal (after giving effect to any modifications of the Merger Agreement offered by IDEX);

•	Microfluidics’ board of directors determines in good faith, after consultation with outside counsel, that a Change of Board Recommendation is necessary to comply with its fiduciary duties to Microfluidics’ stockholders;

•	Microfluidics has not breached the no solicitation provisions of the Merger Agreement;

•	at least five business days prior to such action, Microfluidics has provided IDEX a written notice of its intention to take such action, which we refer to as a “notice of change of recommendation.” The notice of change of recommendation must specify the material terms and conditions of the Superior Proposal, including a copy of the Superior Proposal and identifying the person making the Superior Proposal;

•	during the five business day period after IDEX’s receipt of the notice of change of recommendation, Microfluidics has, and caused its representatives to, negotiated with IDEX in good faith (if IDEX desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to be a Superior Proposal; and

•	in the event Microfluidics desires to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, Microfluidics has paid the Termination Fee (as defined below) and the Expense Reimbursement Amount (as defined below) in advance of or concurrently with the termination.

The Merger Agreement provides that material revisions to a Superior Proposal require Microfluidics to deliver a new notice of change of recommendation and a new five business day period described above.

In addition, Microfluidics’ board of directors may effect a Change of Board Recommendation other than in connection with a Superior Proposal, if:

•	Microfluidics’ board of directors determines in good faith after consultation with its financial advisor and outside counsel, that the failure to effect a Change of Board Recommendation would be a breach of its fiduciary duties to Microfluidics’ stockholders under applicable law;

•	at least five business days prior to such Change of Board Recommendation, Microfluidics provided IDEX with a notice of change of recommendation specifying the facts, circumstances and other conditions giving rise to such proposed Change of Board Recommendation; and

•	during the five business day period following IDEX’s receipt of the notice of change of recommendation, Microfluidics has negotiated, and has caused its representatives to negotiate, in good faith with

IDEX (if IDEX desires to negotiate) regarding adjustments to the terms of the Merger Agreement so that a Change of Board Recommendation is not necessary.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means any offer or proposal concerning any:

•	merger, consolidation, other business combination or similar transaction involving Microfluidics or its subsidiary;

•	sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of Microfluidics (including equity interests of its subsidiary) or the subsidiary of Microfluidics representing 25% or more of the consolidated assets, revenues or net income of Microfluidics and its subsidiary;

•	issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 25% or more of the voting power of Microfluidics then outstanding;

•	transaction in which any person will acquire beneficial ownership or the right to acquire beneficial ownership or any group (as defined in Section 13(d) of the Exchange Act) has been formed which beneficially owns or has the right to acquire beneficial ownership of, equity interests representing 25% or more of the voting power of Microfluidics; or

•	any combination of the foregoing.

•	“Superior Proposal” means a bona fide written Acquisition Proposal (except the references in the definition of “Acquisition Proposal” to “25%” shall be replaced by “75%”) made by a third party which was not solicited by Microfluidics, its subsidiary, any representative of Microfluidics or its subsidiary or any other Microfluidics affiliate and which, in the good faith judgment of Microfluidics’ board of directors (after consultation with its financial advisor and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal, including the financing terms thereof, and the person making such proposal (a) if accepted, is reasonably likely to be completed, and (b) if completed would, based on the written opinion of AGC, result in a transaction that is more favorable to Microfluidics’ stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be offered by IDEX).

Appropriate Action; Consents; Filings.  Each of Microfluidics, IDEX and the Purchaser has agreed to use its commercially reasonable efforts to (i) take all appropriate action and do all things necessary, proper or advisable under applicable law or otherwise to complete the transactions contemplated by the Merger Agreement as promptly as practicable; (ii) obtain from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Microfluidics or IDEX or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity in connection with the authorization, execution and delivery of the Merger Agreement and the completion of the transactions contemplated thereby; and (iii) as promptly as reasonably practicable, make all necessary filings and submissions, and pay any related fees, with respect to the Merger Agreement, the Offer and the Merger required under the Exchange Act and any other applicable securities laws and any other applicable law.

Microfluidics and IDEX have agreed to cooperate with each other in connection with preparing and filing any filings or documents described above and with seeking any actions, consents, approvals or waivers of governmental entities or other third parties in connection with the transactions contemplated by the Merger Agreement.

Each of Microfluidics and IDEX has agreed to give any notices to third parties and to use commercially reasonable efforts to obtain any third party consents that are necessary, proper or advisable to complete the transactions contemplated by the Merger Agreement, required to be disclosed by Microfluidics to the Purchaser in a disclosure schedule to the Merger Agreement, or required to prevent a Company Material Adverse Effect from occurring prior to or after the completion of the Merger. If either party fails to obtain any third party consent, that party will use its commercially reasonable efforts, and will take any actions reasonably requested by the other party, to minimize any adverse effect upon Microfluidics and IDEX, their respective subsidiaries and their respective businesses resulting, or which could reasonably be expected to result, after the completion of the Offer or the Merger, from the failure to obtain such consent. Neither IDEX nor the Purchaser is required to, and neither Microfluidics nor its subsidiary will without the written consent of IDEX, make any payment to or commit to pay any third party or agree to incur any liability or other obligation, in order to obtain any approval or consent with respect to the Offer or the Merger.

The Purchaser, IDEX and Microfluidics will promptly notify the others of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to the Offer or the Merger, keep each other informed as to the status of such request, inquiry, investigation, action or legal proceeding, and promptly inform the others of any communication with any governmental entity regarding the Offer or the Merger.

The Merger Agreement provides that, in connection with the receipt of any necessary approvals or clearances of a governmental entity, neither IDEX nor Microfluidics (nor any of their subsidiaries) is required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner or enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or similar agreement, or permit the sale, holding separate or other disposition of, any assets of IDEX, Microfluidics or their respective subsidiaries or affiliates.

Public Announcements.  Microfluidics, IDEX and the Purchaser have agreed that no press release or other announcement concerning the transactions contemplated by the Merger Agreement will be issued without the prior consent of Microfluidics and IDEX, except as required by applicable law or by the rules or regulations of any applicable U.S. securities exchange or regulatory or governmental entity to which the disclosing party is subject. In which event, with limited exceptions, the party seeking to make such disclosure will use reasonable best efforts to provide the other party reasonable time to comment on such release or other announcement.

Employee Benefits.  IDEX will, or will cause the surviving corporation to, recognize all service of employees of Microfluidics or its subsidiary for vesting and eligibility purposes in any IDEX benefit plan in which such employees may be eligible to participate after completion of the Merger.

Before the expiration of the Offer, Microfluidics (acting through the compensation committee of its board of directors) has agreed to take all necessary steps to cause each agreement, arrangement or understanding entered into by Microfluidics or its subsidiary on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe-harbor under Rule 14d-10(d) under the Exchange Act.

Indemnification of Microfluidics’ Directors and Officers.  For a period of six years after the completion of the Merger, IDEX and the surviving corporation are required to indemnify and hold harmless all past and present directors, officers and employees of Microfluidics, whom we refer to as “indemnified persons,” to the same extent such indemnified persons were indemnified by Microfluidics as of the date of the Merger Agreement, arising out of such indemnified person’s acts or omissions in their capacity as a director, officer or employee of Microfluidics or its subsidiary occurring at or prior to the completion of the Merger.

IDEX and the surviving corporation are also required to advance expenses (including reasonable legal fees) incurred in the defense of any such claim, action, suit, proceeding or investigation in accordance with the procedures set forth in Microfluidics’ restated certificate of incorporation, as amended, or bylaws in existence on the date of the Merger Agreement; provided, that any indemnified person to whom expenses are advanced undertakes to repay such advanced expenses within five business days if it is ultimately determined that such indemnified person is not entitled to indemnification.

For a period of six years after the completion of the Merger, the certificate of incorporation and bylaws of the surviving corporation must contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of indemnified persons for periods at or prior to the completion of the Merger than are currently set forth in Microfluidics’ restated certificate of incorporation, as amended, and bylaws.

For six years after the completion of the Merger, subject to certain limitations, the surviving corporation is required to maintain for the benefit of Microfluidics’ directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the completion of the Merger that is substantially equivalent to, and no less favorable in the aggregate than, Microfluidics’ existing policy. The surviving corporation may satisfy this obligation by obtaining prepaid insurance policies that provide coverage for an aggregate of six years.

State Takeover Laws.  If any “control share acquisition,” “fair price,” “business combination” or other anti-takeover law or regulation becomes or is deemed applicable to Microfluidics, IDEX or the Purchaser, the Offer, the Merger, the Top-Up Option, the tender and support agreements or any other transactions contemplated by the Merger Agreement, then Microfluidics’ board of directors is required to take all action necessary to render such law or regulation inapplicable.

Termination.  The Merger Agreement may be terminated:

•	by mutual written consent of IDEX and Microfluidics, at any time prior to the time the Purchaser accepts for payment the Shares tendered in the Offer;

•	by either IDEX or Microfluidics (which we refer to as “Mutual Termination Rights”):

•	if the Offer expires as a result of the non-satisfaction of any condition to the Offer (see Section 14 — “Conditions of the Offer”) or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder. This right to terminate the Merger Agreement is not available to any party whose material breach of the Merger Agreement has been the primary cause or primarily resulted in the non-satisfaction of any condition to the Offer or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased thereunder;

•	if any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares in the Offer or the Merger, and such order, decree, ruling or other action has become final and nonappealable (provided the party seeking to terminate the Merger Agreement shall have used its commercially reasonable efforts to resist, resolve or lift, as applicable, any such order, decree, ruling or other action); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any material obligation under the Merger Agreement has been the principal cause of, or resulted in, the existence of the order, decree, ruling or other action; or

•	if the Purchaser has not accepted for payment the Shares tendered in the Offer on or before March 18, 2011; provided, however, that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any material obligation under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Purchaser to accept for payment the Shares tendered in the Offer on or before March 18, 2011; provided, further, that IDEX’s right to terminate the Merger Agreement shall not be available during any time when the Offer has been extended at the request of Microfluidics to cure Microfluidics’ failure to perform or comply with an agreement or covenant contained in the Merger Agreement;

•	by IDEX at any time prior to the acceptance for payment of Shares in the Offer (which we refer to as “IDEX Termination Rights”):

•	if Microfluidics’ board of directors or any committee thereof has effected any Change of Board Recommendation;

•	if Microfluidics’ board of directors or any committee thereof has approved, adopted or recommended any Acquisition Proposal or approved, recommended or entered into or allowed Microfluidics or its subsidiary to enter into any letter of intent or agreement relating to an Acquisition Proposal;

•	if Microfluidics’ board of directors fails to issue a press release that reaffirms the Company Board Recommendation within five business days of an Acquisition Proposal or any material modification thereof or five business days of IDEX’s written request to do so;

•	if a tender offer or exchange offer is commenced that would result in any person becoming the beneficial owner of more than 20% of the outstanding Shares, and Microfluidics’ board of directors does not recommend that Microfluidics’ stockholders not tender their Shares in the tender or exchange offer within 10 business days after commencement of such tender offer or exchange offer;

•	if Microfluidics has breached in any material respect the no solicitation provisions of the Merger Agreement;

•	if Microfluidics fails to include the Company Board Recommendation in the Schedule 14D-9 or does not permit IDEX to include the Company Board Recommendation in the materials circulated to holders of Shares in connection with the Offer;

•	if Microfluidics’ board of directors or any committee thereof authorizes or publicly proposes to do any of the foregoing actions; or

•	if: (i) there is a breach of or inaccuracy in any representation or warranty of Microfluidics contained in the Merger Agreement or a breach of any covenant of Microfluidics contained in the Merger Agreement, and as a result, the conditions to the Offer are not or would reasonably likely not be satisfied, (ii) IDEX has delivered to Microfluidics written notice of such inaccuracy or breach and (iii) either such inaccuracy or breach is not capable of being cured or at least 30 days have elapsed since the delivery of such written notice to Microfluidics and such inaccuracy or breach has not been cured in all material respects;

•	by Microfluidics at any time prior to the acceptance for payment of Shares (which we refer to as the “Company Termination Rights”):

•	if Microfluidics’ board of directors determines to accept a Superior Proposal, but only if:

•	Microfluidics has complied in all respects with the no solicitation provisions of the Merger Agreement with respect to the Superior Proposal or any Acquisition Proposal that was a precursor to the Superior Proposal; and

•	simultaneously with the termination of the Merger Agreement, Microfluidics enters into a definitive agreement with respect to the Superior Proposal and pays the Expense Reimbursement Amount and the Termination Fee to IDEX;

•	if (i) there is a breach of or inaccuracy in any representation or warranty of IDEX or the Purchaser contained in the Merger Agreement or breach of any covenant of IDEX or the Purchaser contained in the Merger Agreement that has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon IDEX’s or the Purchaser’s ability to complete the Offer or the Merger, (ii) Microfluidics has delivered to IDEX written notice of such inaccuracy or breach and (iii) either such inaccuracy or breach is not capable of being cured or at least 30 days have elapsed since the delivery of such written notice to IDEX and such uncured inaccuracy or breach has not been cured; or

•	if (i) the Purchaser terminates or makes any change to the Offer in material violation of the terms of the Merger Agreement or (ii) the Purchaser fails to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with the terms of the Merger Agreement and at such time all of the conditions set forth in the Merger Agreement are satisfied; provided, that Microfluidics shall not have the right to terminate the Merger Agreement if

Microfluidics is then in material breach of any of its material covenants, agreements, representations or warranties contained in the Merger Agreement.

Effect of Termination.  If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability or obligation on the part of IDEX, the Purchaser or Microfluidics or their respective subsidiaries, officers, directors or representatives. No party is relieved of any liability or damages for a willful and material breach of the Merger Agreement.

Subject to the conditions contained in the Merger Agreement and set forth below, Microfluidics has agreed to pay IDEX its out-of-pocket expenses in connection with the Offer and the Merger up to an amount equal to $860,000 (the “Expense Reimbursement Amount”) if:

•	IDEX terminates the Merger Agreement pursuant to the IDEX Termination Right set forth under:

•	any of the first seven bullet points under the definition of “IDEX Termination Rights”; or

•	the eighth bullet point under the definition of “IDEX Termination Rights,” but solely as a result of a breach by Microfluidics of a covenant or agreement contained in the Merger Agreement;

•	Microfluidics terminates the Merger Agreement pursuant to the Company Termination Right set forth in the first bullet point under the definition of “Company Termination Rights”; or

•	IDEX or Microfluidics terminates the Merger Agreement pursuant to the Mutual Termination Right set forth in the first or third bullet point under the definition of “Mutual Termination Rights,” and, in either case, at the time of such termination Microfluidics failed to perform or comply with any agreement or covenant contained in the Merger Agreement.

Notwithstanding the foregoing, if the Merger Agreement is terminated pursuant to the first or third bullet point under the definition of “Mutual Termination Rights,” Microfluidics will not be required to pay the Expense Reimbursement Amount unless, prior to such termination, IDEX delivers a written notice of such breach to Microfluidics and such breach is incapable of being cured or has not been cured in all material respects prior to the earlier of (a) the Expiration Date and (b) 30 days after delivery of the notice to Microfluidics.

Also, subject to the conditions contained in the Merger Agreement and set forth below, Microfluidics has agreed to pay IDEX the Expense Reimbursement Amount if:

•	IDEX terminates the Merger Agreement pursuant to the IDEX Termination Right set forth in the eighth bullet point under the definition of “IDEX Termination Rights”; or

•	IDEX or Microfluidics terminates the Merger agreement pursuant to the Mutual Termination Rights set forth in:

•	the first bullet point under the definition of “Mutual Termination Rights,” due to a failure to meet the Minimum Condition or certain conditions to the Offer; or

•	the third bullet point under the definition of “Mutual Termination Rights,” other than as a result of the termination rights set forth in the first bullet point under this section on the “Effect of Termination”;

and, in each case:

•	prior to the termination of the Merger Agreement an Acquisition Proposal (except the references in the definition of “Acquisition Proposal” to “25%” shall be replaced by “50%”) is publicly disclosed or communicated to Microfluidics; and

•	an agreement concerning an Acquisition Proposal is entered into within 12 months after the termination of the Merger Agreement, as a result of which any third party will acquire 50% or more of the voting power of Microfluidics or 50% of the consolidated assets, revenues or net income of Microfluidics and its subsidiary;

•	a person purchases or enters into an agreement to purchase, within 12 months after the termination of the Merger Agreement, 50% or more of Microfluidics’ and its subsidiary’s consolidated assets or 50% or more of the voting power of Microfluidics; or

•	any tender, exchange or other offer or arrangement for Microfluidics’ voting securities is publicly announced within 12 months after the termination of the Merger Agreement and results in the acquisition of 50% or more of the voting power of Microfluidics.

In any event, the Expense Reimbursement Amount must be paid within two business days following demand for such payment.

In addition, Microfluidics has agreed to pay IDEX a termination fee of $860,000 in cash (the “Termination Fee”) if:

•	IDEX terminates the Merger Agreement pursuant to any IDEX Termination Right set forth in the first seven bullet points under the definition of “IDEX Termination Rights”; or

•	Microfluidics terminates the Merger Agreement pursuant to the Company Termination Right set forth in the first bullet point under the definition of “Company Termination Rights” in connection with the termination of the Merger Agreement to accept a Superior Proposal.

Microfluidics is also required to pay the Termination Fee if:

•	IDEX or Microfluidics terminates the Merger Agreement pursuant to the Mutual Termination Right set forth in the first or third bullet point under the definition of “Mutual Termination Rights”; or

•	IDEX terminates the Merger Agreement pursuant to the IDEX Termination Right set forth in the eighth bullet point under the definition of “IDEX Termination Rights” above;

and, in each case:

•	prior to the termination of the Merger Agreement an Acquisition Proposal (except the references in the definition of “Acquisition Proposal” to “25%” shall be replaced by “50%”) is publicly disclosed or communicated to Microfluidics; and

•	an agreement concerning an Acquisition Proposal is entered into within 12 months after the termination of the Merger Agreement, as a result of which any third party will acquire 50% or more of the voting power of Microfluidics or 50% of the consolidated assets, revenues or net income of Microfluidics and its subsidiary;

•	a person purchases or enters into an agreement to purchase, within 12 months after the termination of the Merger Agreement, 50% or more of Microfluidics’ and its subsidiary’s consolidated assets or 50% or more of the voting power of Microfluidics; or

•	any tender, exchange or other offer or arrangement for Microfluidics’ voting securities is publicly announced within 12 months after the termination of the Merger Agreement and results in the acquisition of 50% or more of the voting power of Microfluidics.

Notwithstanding the foregoing, in no event will Microfluidics be required to pay more than $1,000,000 to IDEX in respect of the Termination Fee and the Expense Reimbursement Amount.

The Termination Fee and the Expense Reimbursement Amount are required to be paid by wire transfer of immediately available funds to an account designated in writing by IDEX.

The parties acknowledged that the agreements contained in the provisions regarding the Termination Fee are an integral part of the transactions contemplated by the Merger Agreement and that, without those provisions, the parties would not have entered into the Merger Agreement. If Microfluidics fails to pay the Termination Fee or the Expense Reimbursement Amount, Microfluidics is required to pay IDEX and the Purchaser their reasonable costs and expenses (including reasonable attorney’s fees) in connection with the collection under and enforcement of this provision, together with interest on the amount due at a rate of 10% per annum from the date such payment was required to be made.

Fees and Expenses.  Except for the expense reimbursement provisions described under “Effect of Termination” above for IDEX’s benefit, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses.

Tender and Support Agreement

In connection with the Merger Agreement, certain stockholders each entered into a Tender and Support Agreement, dated as of January 10, 2011, and one stockholder entered into a Tender and Support Agreement, dated as of January 12, 2011, in each case with IDEX and the Purchaser, each of which we refer to as a “Support Agreement.” The following summary of certain provisions of the Support Agreements is qualified in its entirety by reference to the Support Agreements, which are incorporated herein by reference. We have filed copies of the Support Agreements as exhibits to the Schedule TO. Stockholders and other interested parties should read the Support Agreements in their entirety for a more complete description of the provisions summarized below.

Each of Irwin J. Gruverman, Marjorie Gruverman, Michael C. Ferrara, Peter F. Byczko, William J. Conroy, George Uveges, Leo Pierre Roy, Eric G. Walters, Henry Kay and Stephen J. Robinson (collectively, the “Specified Stockholders” and each a “Specified Stockholder”) is a party to a Support Agreement and has agreed to tender, or cause to be tendered in the Offer any Shares he or she holds as of or acquires after the date of his or her Support Agreement, free and clear of all liens or other encumbrances, promptly following the commencement of the Offer. Each of the Specified Stockholders has also agreed not to withdraw his or her Shares once tendered, or cause his or her Shares to be withdrawn, from the Offer at any time. If the Offer is terminated or withdrawn by the Purchaser, or the Merger Agreement is terminated prior to the completion of the Offer, IDEX and the Purchaser are required to promptly return, and shall cause the Depositary to return, all tendered Shares to the registered holders of the Shares tendered in the Offer. If the Merger is completed, each of the Specified Stockholders has agreed to waive and not to exercise any appraisal rights nor to dissent from the Merger.

Each Specified Stockholder agrees to vote all Shares beneficially owned or controlled by such Specified Stockholder, in connection with any meeting of Microfluidics’ stockholders or any action by written consent in lieu of a meeting of stockholders:

•	in favor of the Merger or any other transaction pursuant to which IDEX proposes to acquire Microfluidics, whether by tender offer, merger or otherwise, in which Microfluidics’ stockholders would receive consideration per Share equal to or greater than the consideration to be received by such stockholders in the Offer and the Merger;

•	in favor of any adjournment or postponement recommended by Microfluidics with respect to any stockholder meeting with respect to the Merger Agreement and the Merger;

•	against any action or agreement which would impede, interfere with or prevent the Merger, including, any other extraordinary corporate transaction such as a merger, acquisition, sale, consolidation, reorganization or liquidation involving Microfluidics and a third party, or any other proposal of a third party to acquire Microfluidics or substantially all of Microfluidics’ assets;

•	against any reorganization, recapitalization, dissolution, liquidation or winding up of or by Microfluidics (other than the Merger);

•	against any change in Microfluidics’ board of directors unless such vote is in connection with transactions contemplated by the Merger Agreement; and/or

•	against any proposal, action or agreement that would (1) impede, frustrate, prevent or nullify any provision of the Support Agreements, the Merger Agreement, the Offer or the Merger, or (2) result in any of the conditions of the Merger Agreement not being fulfilled or satisfied.

Each of the Specified Stockholders shall, upon request of IDEX or the Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by IDEX or the Purchaser to be necessary or desirable to carry out the provisions of his or her Support Agreement.

During the term of the Support Agreements, except as otherwise provided therein, none of the Specified Stockholders will:

•	transfer, assign, sell, gift-over, pledge or otherwise dispose (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of, or consent to any of the foregoing, any or all of such Specified Stockholder’s Shares to purchase Shares or any right or interest therein, except with IDEX’s or the Purchaser’s consent, provided that as a condition to such transfer, the transferee agrees that the Shares remains subject to the terms of such Specified Stockholder’s Support Agreement;

•	enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of such Specified Stockholder’s Shares;

•	deposit any of such Specified Stockholder’s Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Shares; or

•	take any other action that would in any way restrict, limit or interfere with the performance of such Specified Stockholder’s obligations under his or her Support Agreement or the transactions contemplated thereby.

Additionally, each of the Specified Stockholders has agreed to notify IDEX and the Purchaser immediately if such Specified Stockholder receives any proposals or a request is made of such Specified Stockholder for any information or to enter into or continue negotiations or discussions with such stockholder in connection with any Acquisition Proposal. Such notice shall include, the name of the third party making such information request or Acquisition Proposal and the material terms and conditions of such Acquisition Proposal or information request. Pursuant to the Support Agreements, each of the Specified Stockholders agrees to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third parties with respect to any Acquisition Proposal and to keep IDEX and the Purchaser fully informed of the status and terms of any Acquisition Proposal.

During the term of the Support Agreements, each of the Specified Stockholders agrees not to:

•	initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal;

•	enter into any agreement with respect to any Acquisition Proposal; or

•	in the event of an unsolicited Acquisition Proposal, engage in negotiations or discussions with, or provide any information or data to, any third party (other than IDEX or any of its affiliates or representatives) relating to any Acquisition Proposal.

Notwithstanding the no solicitation provisions described above, the Support Agreements do not limit the rights of any of the Specified Stockholders who is an officer or director of Microfluidics from, acting solely in his or her capacity as an officer or director, fulfilling the obligations of such office or performing any obligations required by fiduciary duties.

The Support Agreements, and all rights and obligations of IDEX, the Purchaser and the Specified Stockholders, will terminate on the earlier of: (i) the date on which the Merger Agreement is terminated in accordance with its terms; (ii) the Effective Time; and (iii) the delivery of written notice of termination by the Specified Stockholders to IDEX, following any amendment to the Merger Agreement that is materially adverse to the Specified Stockholders and effected without the prior written consent of the Specified Stockholders; provided, however, that in certain circumstances where the Merger Agreement is terminated and at such time an Acquisition Proposal has been publicly announced or otherwise communicated to Microfluidics, certain provisions contained in the Support Agreements will remain in effect for six months following the termination of the Merger Agreement.

Compensation Arrangements with Microfluidics’ Executive Officers and Key Employees

IDEX has not entered into and has not agreed to enter into any employment compensation, severance or other employee benefits arrangement with Microfluidics’ executive officers or other employees. The existing employment agreements between Microfluidics and certain of its employees will remain in effect following the consummation of the transactions contemplated by the Merger Agreement.

Confidentiality Agreement

The following summary of certain provisions of the confidentiality agreement is qualified in its entirety by reference to the confidentiality agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties should read the confidentiality agreement in its entirety for a more complete description of the provisions summarized below.

IDEX and Microfluidics entered into a confidentiality agreement, dated November 24, 2009, in connection with IDEX’s evaluation of the potential business combination that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, IDEX agreed to keep confidential all non-public information furnished by Microfluidics to IDEX or its representatives, and all analyses or documents prepared by IDEX or its representatives based upon such non-public information. IDEX also agreed that the non-public information furnished to IDEX would be used solely for the purpose of evaluating the potential business combination that resulted in the Offer. If requested by Microfluidics, IDEX and its representatives are required to return or destroy the written non-public information furnished to IDEX under the confidentiality agreement and to destroy any analyses or documents prepared by IDEX or its representatives based upon such non-public information.

The confidentiality agreement includes a standstill provision. Pursuant to the standstill provision, IDEX agreed that, among other things and for a period of one year, IDEX would not, without Microfluidics’ prior consent, acquire or attempt to acquire voting securities of Microfluidics, make or participate in any solicitation of proxies with respect to voting securities of Microfluidics, form or participate in any group of persons required to file a Schedule 13D with the SEC under the Exchange Act with respect to Microfluidics’ securities, make any public announcement of, or submit a proposal for, any extraordinary transaction involving Microfluidics, or seek to control or influence Microfluidics’ board of directors.

Exclusivity Agreement

The following summary of certain provisions of the exclusivity agreement is qualified in its entirety by reference to the exclusivity agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties should read the exclusivity agreement in its entirety for a more complete description of the provisions summarized below.

IDEX and Microfluidics entered into an exclusivity agreement, dated June 8, 2010, as amended and restated effective as of July 23, 2010, in connection with negotiations relating to the potential business combination that resulted in the Merger Agreement. Pursuant to the exclusivity agreement, Microfluidics agreed to negotiate exclusively with IDEX regarding a possible transaction between Microfluidics and IDEX, and to refrain from initiating, soliciting, encouraging, discussing, negotiating or accepting inquiries, proposals or offers with a third party with respect to the acquisition of 5% or more of the outstanding shares of any class of equity securities in or assets of Microfluidics, in each case during the exclusivity period ending September 30, 2010. The exclusivity agreement further provided that, if Abraxis had not entered into an agreement to support the proposed transaction by September 30, 2010, the exclusivity period would be automatically extended for successive 15 calendar day periods until such agreement had been entered into or until the occurrence of certain other events. The exclusivity agreement also provided that, if Abraxis had not entered into an agreement to support the proposed transaction by November 15, 2010 (or earlier upon the occurrence of certain other events), Microfluidics would reimburse IDEX for up to $200,000 of its outside legal fees and expenses incurred in connection with the potential transaction from and after July 26, 2010.

Agreement Concerning Debenture

The following summary of certain provisions of the Agreement Concerning Debenture is qualified in its entirety by reference to the Agreement Concerning Debenture itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties should read the Agreement Concerning Debenture in its entirety for a more complete description of the provisions summarized below.

On November 14, 2008, Microfluidics and GSP entered into a Debenture and Warrant Purchase Agreement (the “Debenture and Warrant Purchase Agreement”) pursuant to which, among other things, GSP purchased from Microfluidics (i) a convertible debenture in the original principal amount of $5,000,000 (the “Company Debenture”) and (ii) a common stock purchase warrant (the “Company Warrant”) entitling GSP to purchase that number of Shares that, when combined with the Shares issuable upon the conversion of the Company Debenture, constitutes up to 50% of the total number of Shares then outstanding on a fully diluted basis. GSP is a wholly-owned subsidiary of Abraxis, which itself is wholly-owned by Celgene.

In connection with the Merger Agreement, IDEX, the Purchaser, GSP, Abraxis and American Stock Transfer and Trust Company, LLC entered into the Agreement Concerning Debenture on January 10, 2011, pursuant to which, among other matters and on the terms and subject to the conditions set forth therein, immediately following the time the Purchaser accepts for payment the Shares in the Offer, (i) IDEX will purchase from GSP, and GSP will sell to IDEX, the Company Debenture for cash consideration equal to (x) the Offer Price multiplied by the number of Shares issuable upon conversion of the Company Debenture at such time less (y) $1,500,000; (ii) the Company Warrant will be cancelled and terminated without any consideration therefor; and (iii) the Debenture and Warrant Purchase Agreement will be terminated.

During the term of the Agreement Concerning Debenture, except as otherwise provided therein, GSP will not:

•	transfer, assign, sell, gift-over, place in trust, pledge, hypothecate, encumber or otherwise dispose (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of the Company Debenture or the Company Warrant or any right, title or interest therein;

•	enter into any contract, option or other agreement, arrangement or understanding with respect to any transfer of the Company Debenture or the Company Warrant;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to the Company Debenture or the Company Warrant;

•	deposit the Company Debenture or the Company Warrant into a voting trust, or enter into a voting agreement or arrangement with respect to the Company Debenture or the Company Warrant;

•	exercise the Company Warrant or any portion thereof;

•	elect to convert the Company Debenture or any portion thereof;

•	take any other action that would make any of its representations or warranties contained in the Agreement Concerning Debenture untrue or incorrect in any respect or in any way restrict, limit or interfere in any material respect with the performance of its obligations under, or the transactions contemplated by, the Agreement Concerning Debenture or by the Merger Agreement; or

•	purchase or otherwise acquire direct or indirect beneficial or record ownership of any Shares.

GSP also agreed (i) that the consummation of the transactions contemplated by the Merger Agreement will not constitute an “Event of Default” under the Company Debenture; and (ii) to irrevocably release and discharge all security interests and liens against Microfluidics held by GSP upon the closing of the purchase and sale of the Company Debenture.

Additionally, GSP and Abraxis have agreed to notify IDEX and the Purchaser immediately if either GSP or Abraxis receives any proposals or a request is made of either GSP or Abraxis for any information or to enter into negotiations or discussions in connection with any Acquisition Proposal. Such notice shall include the name of the third party making such information request or Acquisition Proposal and the material terms and conditions of such Acquisition Proposal or information request. Pursuant to the Agreement Concerning Debenture, GSP and Abraxis each agree to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third parties with respect to any Acquisition Proposal and to keep IDEX and the Purchaser fully informed of the status and terms of any Acquisition Proposal.

During the term of the Agreement Concerning Debenture, GSP and Abraxis each agree not to:

•	initiate, solicit or encourage the submission of any inquiries, proposals or offers related to any Acquisition Proposal;

•	approve or recommend any Acquisition Proposal;

•	make any public statement or proposal inconsistent with the Company Board Recommendation; or

•	enter into any agreement with respect to any Acquisition Proposal.

The Agreement Concerning Debenture, and all rights and obligations of IDEX, the Purchaser, GSP and Abraxis, will terminate on the earlier of (i) the date on which the Merger Agreement is terminated in accordance with its terms; (ii) the Effective Time; and (iii) the delivery of written notice of termination by GSP to IDEX, following any amendment to the Merger Agreement that is materially adverse to GSP and effected without GSP’s prior written consent; provided, however, that in certain circumstances where the Merger Agreement is terminated and at such time an Acquisition Proposal has been publicly announced or otherwise communicated to Microfluidics, certain provisions contained in the Support Agreements will remain in effect for six months following the termination of the Merger Agreement.

14.	Conditions of the Offer

Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for any validly tendered Shares, and may delay the acceptance for payment of or, subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, the payment for, any validly tendered Shares if:

•	the Minimum Condition has not been satisfied at the Expiration Date;

•	at the Expiration Date there shall be pending or threatened in writing any suit, action or proceeding by any governmental entity of competent jurisdiction against IDEX, the Purchaser, Microfluidics or its subsidiary or otherwise in connection with the Offer or the Merger:

•	challenging the acquisition by the Purchaser of any Shares pursuant to the Offer or seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger;

•	seeking to prohibit or impose material limitations on the ability of IDEX or the Purchaser, or to render IDEX or the Purchaser unable, to accept for payment, pay for or purchase any of the Shares pursuant to the Offer, the Top-Up Option or the Merger, or seeking to require divestiture of any or all Shares purchased pursuant to the Offer, the Top-Up Option or the Merger;

•	seeking to prohibit or impose material limitations on the ownership or operation by IDEX, Microfluidics or any of their respective subsidiaries, of all or any portion of the businesses or assets of IDEX, Microfluidics or any of their respective subsidiaries as a result of or in connection with the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or otherwise seeking to compel IDEX, Microfluidics or any of their respective subsidiaries to divest, dispose of, license or hold separate any portion of the businesses or assets of IDEX, Microfluidics or any of their respective subsidiaries as a result of or in connection with the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•	seeking to prohibit or impose material limitations on the ability of IDEX or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer, upon the exercise of the Top-Up Option or otherwise in the Merger, including the right to vote the Shares purchased on all matters properly presented to Microfluidics’ stockholders; or

•	which otherwise would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	at the Expiration Date, there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental entity to the Offer, the Merger or any other transactions contemplated by the Merger Agreement, or any other action shall be taken by any governmental entity, that:

•	is, in the reasonable judgment of IDEX and the Purchaser, likely, individually or in the aggregate, to result, directly or indirectly, in any of the consequences referred to in any of the five sub-paragraphs of the immediately preceding bullet-point; or

•	has the effect of making the Offer, the Merger or any other transactions contemplated by the Merger Agreement illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement;

•	the representations and warranties of Microfluidics contained in Section 3.2 (relating to its capitalization), Section 3.3 (relating to authorization, validity and corporate action regarding the Merger Agreement) or 3.7 (relating to SEC filings) of the Merger Agreement or the representations and warranties of Microfluidics contained in the Merger Agreement subject to any qualification as to “materiality,” “Company Material Adverse Effect” or other qualification based upon the concept of materiality or similar phrase shall not be true and correct in all respects, as of the date of the Merger Agreement or as of the Expiration Date, with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time, which need only be true and correct in all respects as of such specific date or time;

•	the other representations and warranties of Microfluidics contained in the Merger Agreement shall not be true and correct in all material respects, as of the date of the Merger Agreement or as of the Expiration Date, with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time, which need only be true and correct in all material respects as of such specific date or time;

•	Microfluidics shall have breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Date, and such breach or failure shall not have been cured;

•	since the date of the Merger Agreement, any facts, changes, events, developments or circumstances have occurred, arisen or come into existence or become known to Microfluidics, IDEX or the Purchaser, or any worsening thereof and which has had or would reasonably be expected to have, individually or in the aggregate with all other such facts, changes, events, developments or circumstances, a Company Material Adverse Effect;

•	the Purchaser shall have failed to receive a certificate from Microfluidics, executed by Microfluidics’ Chief Executive Officer and Chief Accounting Officer, dated as of the Expiration Date, to the effect that the conditions set forth in the sixth, seventh and eighth bullet points above have not occurred as of the Expiration Date;

•	the Agreement Concerning Debenture shall have failed to remain in full force and effect, GSP or the other parties thereto (other than IDEX and the Purchaser) shall have breached or threatened to breach any material agreement or covenant to be performed or complied with by it thereunder, or in the reasonable judgment of IDEX and the Purchaser, the closing of the transactions contemplated by the Agreement Concerning Debenture is not likely to occur at the time the Purchaser accepts for payment the Shares tendered in the Offer, in each case other than as a result of any breach or threatened breach thereof by IDEX or the Purchaser;

•	the Merger Agreement shall have been terminated in accordance with its terms; or

•	the Purchaser shall have failed to receive, by at least three business days prior to the Expiration Date, a certificate from Microfluidics, executed by Microfluidics’ Chief Executive Officer and Chief Accounting Officer, setting forth their best estimate of the aggregate amount of Microfluidics’ Expenses as of the Expiration Date.

The foregoing conditions are for the sole benefit of IDEX and the Purchaser, and may be asserted by IDEX or the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by IDEX or the Purchaser in whole or in part at any time and from time to time and in their sole discretion, in each case subject to the provisions of the Merger Agreement. Any reference in the Offer to Purchase to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of IDEX and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by IDEX or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.	Certain Legal Matters

Except as described in this Section 15 — “Certain Legal Matters,” based on information provided by Microfluidics, none of Microfluidics, the Purchaser or IDEX is aware of any license or regulatory permit that appears to be material to the business of Microfluidics that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “— Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Microfluidics’ business or that certain parts of Microfluidics’ business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 — “Conditions of the Offer.”

Business Combination Statutes.  Microfluidics is incorporated under the laws of the State of Delaware, but because Microfluidics does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, it is not subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which generally imposes certain restrictions upon business combinations involving Delaware corporations. Accordingly, IDEX and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the consummation of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for payment, or pay for, any Shares tendered.

16.	Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

The Purchaser has retained Registrar and Transfer Company to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services.

We will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Legal Proceedings

On January 14, 2011, Joseph P. Daly, a purported stockholder of Microfluidics, filed a complaint (the “Daly Complaint”) on behalf of himself and as a putative class action on behalf of Microfluidics’ public stockholders against IDEX, the Purchaser, Microfluidics and each member of Microfluidics’ board of directors in the Court of Chancery of the State of Delaware. The complaint alleges, among other things, that the defendants breached fiduciary duties or aided and abetted the alleged breach of fiduciary duties in connection with the Offer and the Merger contemplated by the Merger Agreement through an allegedly unfair process and for an unfair price. The complaint does not state how many Shares are purportedly held by Mr. Daly. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action, an order enjoining the transactions contemplated by the Merger Agreement, an award of damages to the plaintiff and other members of the class, and an award of the plaintiff’s costs, including attorneys’ and experts’ fees. IDEX and the Purchaser believe that the Daly Complaint is wholly without merit and intend to defend the case vigorously. The foregoing summary of the Daly Complaint does not purport to be complete and is qualified in its entirety by reference to the Daly Complaint, which has been filed with the SEC as an exhibit to the Schedule TO. The absence of an injunction or court order preventing the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement is a condition to the Purchaser’s obligation to complete the Offer pursuant to the Merger Agreement.

18.	Miscellaneous

We are making the Offer to all holders of Shares other than Microfluidics. We are not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Microfluidics has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Microfluidics” and Section 9 — “Certain Information Concerning IDEX and the Purchaser.”

Nano Merger Sub, Inc.

JANUARY 25, 2011

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
IDEX AND THE PURCHASER

The names of the directors and executive officers of IDEX Corporation and Nano Merger Sub, Inc. and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years and is a citizen of the United States. The business address of each of the directors and executive officers of IDEX Corporation is c/o IDEX Corporation, 1925 West Field Court, Suite 200, Lake Forest, Illinois 60045. The business address of the sole director and officer of Nano Merger Sub, Inc. is c/o IDEX Corporation, 1925 West Field Court, Suite 200, Lake Forest, Illinois 60045.

IDEX CORPORATION DIRECTORS

Name	Position

Bradley J. Bell	Director of IDEX and Compass Minerals International, Inc.; Executive Vice President and Chief Financial Officer, Nalco Company (until 2010)
Ruby R. Chandy	Vice President, Chief Marketing Officer, Rohm and Haas (2007-present); Vice President, Marketing and Commercial Excellence, Thermo Fisher (2005-2007)
William H. Cook	Chairman, President and Chief Executive Officer, Donaldson Company
Frank S. Hermance	Chairman of the Board and Chief Executive Officer, Ametek, Inc.
Lawrence D. Kingsley	President and Chief Executive Officer, IDEX Corporation
Gregory F. Milzcik	President and Chief Executive Officer, Barnes Group, Inc. (2006-present); President, Associated Spring Group, Barnes Group, Inc. (2004-2006)
Ernest J. Mrozek	Director of IDEX, G&K Services, Inc., Chicago Metallic Corporation and Source Refrigeration and HVAC, Inc.
Neil A. Springer	Managing Director, Springer & Associates, L.L.C.
Michael T. Tokarz	Member, Tokarz Group, L.L.C.

IDEX CORPORATION EXECUTIVE OFFICERS

Name	Position

Lawrence D. Kingsley	Chairman President and Chief Executive Officer
Dominic A. Romeo	Vice President and Chief Financial Officer
Harold Morgan	Vice President Human Resources (2008 — Present); Senior Vice President and Chief Administrative Officer, Bally Total Fitness Corporation (2003-2008)
John L. McMurray	Vice President, Operational Excellence
Heath A. Mitts	Vice President, Corporate Finance
Frank J. Notaro	Vice President, General Counsel and Secretary
Daniel J. Salliotte	Vice President, Strategy and Business Development
Michael J. Yates	Vice President, Chief Accounting Officer
Kevin G. Hostetler	Vice President, Group Executive Fluid and Metering Technologies
Andrew K. Silvernail	Vice President, Group Executive Health and Science Technologies and Global Dispensing (2008 — present); Group President, Rexnord Industries (2005-2008)

NANO MERGER SUB, INC. SOLE DIRECTOR AND OFFICER

Name	Position

Frank J. Notaro	President, Vice President, Secretary and Treasurer

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Microfluidics or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

REGISTRAR AND TRANSFER COMPANY

By Hand:	By Overnight Courier:	By Mail:
REGISTRAR & TRANSFER COMPANY	REGISTRAR & TRANSFER COMPANY	REGISTRAR & TRANSFER COMPANY
Attn: Reorg/Exchange Dept. 10 Commerce Drive Cranford, New Jersey 07016	Attn: Reorg/Exchange Dept. 10 Commerce Drive Cranford, New Jersey 07016	Attn: Reorg/Exchange Dept. P.O. Box 645 Cranford, New Jersey 07016

By Facsimile Transmission
(for Eligible Institutions Only):
(908) 497-2311

Confirm by Telephone:
(800) 368-5948

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Depositary for the Offer is:

Attn: Reorg/Exchange Dept.
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948